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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                             METROMAIL CORPORATION
                           (NAME OF SUBJECT COMPANY)

                             METROMAIL CORPORATION
                       (NAME OF PERSON FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   591680 103
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               THOMAS J. QUARLES
                    SENIOR VICE PRESIDENT, GENERAL COUNSEL,
                   CHIEF ADMINISTRATIVE OFFICER AND SECRETARY
                             METROMAIL CORPORATION
                              360 EAST 22ND STREET
                            LOMBARD, ILLINOIS 60148
                                 (630) 620-3300

                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON)
                AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS
                   ON BEHALF OF THE PERSON FILING STATEMENT)

                                WITH COPIES TO:

                            CARTER W. EMERSON, P.C.
                                KIRKLAND & ELLIS
                            200 EAST RANDOLPH DRIVE
                               CHICAGO, IL 60601
                                 (312) 861-2000

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ITEM 1. SECURITY AND SUBJECT COMPANY

  The name of the subject company is Metromail Corporation, a Delaware corporation (the "Company" or "Metromail"). The address of the principal executive offices of the Company is 360 East 22nd Street, Lombard, Illinois 60148. This Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement" or this "Schedule 14D-9") relates to the Company's common stock, par value $.01 per share (including the related Rights (as defined below) issued pursuant to the Rights Agreement (as defined below), the "Shares").

ITEM 2. TENDER OFFER OF BIDDER

  This statement relates to a tender offer by Great Universal Acquisition Corp. ("Purchaser"), a Delaware corporation and an indirect wholly owned subsidiary of The Great Universal Stores P.L.C., a company incorporated under the laws of England ("Parent"), as set forth in a Tender Offer Statement on
Schedule 14D-1, dated March 16, 1998 (the "Schedule 14D-1"), to purchase all outstanding Shares at a price of $31.50 per share, net to the seller in cash (the "Purchase Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 16, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

  The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of March 12, 1998 (the "Merger Agreement"), by and among Parent, Purchaser and the Company. The Offer is subject to certain conditions. The Merger Agreement provides that, if the Offer is consummated pursuant to its terms, Purchaser will be merged with and into the Company (the "Merger"), and the Company will continue as the surviving corporation (the "Surviving Corporation"). A copy of the Merger Agreement is filed as Exhibit 1 hereto and incorporated herein by reference.

  As set forth in the Schedule 14D-1, the principal executive offices of Purchaser are located at the principal executive offices of Experian Corporation, a wholly-owned subsidiary of Parent, at 505 City Parkway West, Orange, California 92668. The principal executive offices of Parent are located at Leconfield House, Curzon Street, London W1Y7FL.

ITEM 3. IDENTITY AND BACKGROUND

  (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

  (b) Except as described herein or in Schedule I attached hereto, to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or understandings, or any actual or potential conflicts of interest, between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) Purchaser, Parent or their respective executive officers, directors or affiliates.

THE MERGER AGREEMENT

  The following is a summary of certain portions of the Merger Agreement which relate to arrangements among the Company, Purchaser, Parent and the Company's executive officers and directors and is qualified in its entirety by reference to the Merger Agreement. For the purposes of this Item 3(b), capitalized terms used and not otherwise defined herein have the meanings given to such terms in the Merger Agreement. The Merger Agreement is incorporated herein by reference.

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

  The Offer. The Merger Agreement provides that Parent and Purchaser will commence the Offer and that, upon the terms and subject to the prior satisfaction or waiver of the conditions of the Offer, Purchaser and/or Parent will purchase all Shares validly tendered and not properly withdrawn pursuant to the Offer as promptly as practicable after the expiration date of the Offer upon the terms and subject solely to the condition that there be validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares which, when added to any Shares acquired pursuant to the Stock Purchase Agreements (as defined below) simultaneously with the acceptance of Shares pursuant to the Offer, represents at least a majority of the Shares outstanding on a fully diluted basis (the "Minimum Condition") and the prior satisfaction or waiver of the conditions of the Offer, the Merger Agreement and Annex I to the Merger Agreement. The obligation of Purchaser to accept for payment and pay for Shares tendered is subject to the satisfaction of the other conditions set forth in Annex I to the Merger Agreement described in the following paragraph. The Merger Agreement provides that, without prior written consent of the Company, neither Purchaser nor Parent may decrease the price per Share or change the form of consideration payable in the Offer, decrease the number of Shares sought to be purchased in the Offer, change any of the conditions set forth in Annex I to the Merger Agreement, impose additional conditions to the Offer or amend any other term of the Offer in any manner materially adverse to the holders of the Shares; provided that Purchaser may, without the consent of the Company, (i) extend the Offer on one or more occasions for up to ten business days for each such extension beyond the then scheduled expiration date (the initial scheduled expiration date being 20 business days following commencement of the Offer), if at the then scheduled expiration date of the Offer any of the conditions to Purchaser's obligation to accept for payment and pay for the Shares shall not be satisfied or waived, until such time as such conditions are satisfied or waived, (ii) increase the Purchase Price and extend the Offer for any period required by any rule, regulation, interpretation or provision of the Securities and Exchange Commission (the "Commission") or the staff thereof applicable to the Offer and
(iii) extend the Offer for an aggregate period of not more than 10 business days beyond the latest expiration date that would otherwise be permitted under clause (i) or (ii) of this sentence if there shall not have been tendered and not withdrawn pursuant to the Offer at least 90% of the outstanding Shares.

  Conditions to the Offer. Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) Purchaser's rights to extend and amend the Offer at any time in its sole discretion (subject to the provisions of the Merger Agreement), Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-l(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") (relating to Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Shares, and may terminate or amend the Offer as to any Shares not then paid for, if (i) any applicable waiting period under the Hart-Scott-Rodino Act of 1976, as amended (the "HSR Act"), has not expired or terminated, (ii) the Minimum Condition has not been satisfied or (iii) at any time on or after the date of the Merger Agreement and before the time of acceptance for payment for any such Shares, any of the following events shall have occurred: (a) there shall be threatened or pending any suit, action or proceeding by any Governmental Entity against Purchaser, Parent, the Company or any Subsidiary of the Company (i) seeking to prohibit or impose any material limitations on Purchaser's or Parent's ownership or operation (or that of any of their respective Subsidiaries or affiliates) of all or a material portion of their or the Company's businesses or assets (or that of any of its Subsidiaries), or to compel Purchaser or Parent or their respective Subsidiaries and affiliates to dispose of or hold separate any material portion of the business or assets of the Company or Parent and their respective Subsidiaries, in each case taken as a whole, (ii) challenging the acquisition by Purchaser or Parent of any Shares under the Offer, seeking to restrain or prohibit the making or consummation of the Offer or the Merger or the performance of any of the other transactions contemplated by the Merger Agreement or the Stock Purchase Agreements, or seeking to obtain from the Company, Purchaser or Parent any damages that are material in relation to the Company and its Subsidiaries taken as a whole, (iii) seeking to impose material limitations on the ability of Purchaser, or render Purchaser unable, to accept for payment, pay for or purchase some or all of the Shares pursuant to the Offer and the Merger or (iv) seeking to impose material limitations on the ability of Purchaser or Parent effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by it on all matters properly presented to the Company's stockholders or there shall be pending any suit, action or proceeding by any Governmental Entity against Purchaser, Parent, the Company or any Subsidiary

                                       2
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of the Company which is reasonably likely to have a Material Adverse Effect on the Company; (b) there shall be any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated, or deemed applicable, pursuant to an authoritative interpretation by or on behalf of a Government Entity, to the Offer or the Merger, or any other action shall be taken by any Governmental Entity, other than the application to the Offer or the Merger of applicable waiting periods under HSR Act, that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (iv) of (a) above; (c) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange for a period in excess of 24 hours (excluding suspensions or limitations resulting solely from physical damage or interference with such exchanges not related to market conditions), (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), (iii) a commencement of a war or other international or national calamity directly or indirectly involving the United States, (iv) any limitation (whether or not mandatory) by any United States governmental authority on the extension of credit generally by banks or other financial institutions, (v) a change in general financial, bank or capital market conditions which materially and adversely affects the ability of financial institutions in the United States to extend credit or syndicate loans or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; provided, however, the right to terminate the Merger Agreement pursuant to this provision shall not be available after 11:59 P.M. Chicago time March 30, 1998 unless the expiration of applicable waiting periods under the HSR Act shall not have occurred at or prior to such time; (d) there shall have occurred any events after the date of the Merger Agreement which have or will have a Material Adverse Effect on the Company; provided, however, the right to terminate the Merger Agreement pursuant to this provision shall not be available after 11:59 P.M. Chicago time March 30, 1998 unless the expiration of applicable waiting periods under the HSR Act shall not have occurred at or prior to such time; (e) (i) the Board of Directors of the Company (the
"Board") or any committee thereof shall have withdrawn or modified in a manner adverse to Parent or Purchaser its approval or recommendation of the Offer, the Merger or the Merger Agreement, or approved or recommended any Acquisition Proposal (as defined below) or (ii) the Company shall have entered into any agreement with respect to any Superior Proposal (as defined below) in accordance with the Merger Agreement; provided, however, the right to terminate the Merger Agreement pursuant to this provision shall not be available after 11:59 P.M. Chicago time March 30, 1998 unless the expiration of applicable waiting periods under the HSR Act shall not have occurred at or prior to such time; (f) the representations and warranties of the Company set forth in the Merger Agreement shall not be true and correct, in each case (i) as of the date referred to in any representation or warranty which addresses matters as of a particular date, or (ii) as to all other representations and warranties, as of the date of the Merger Agreement and as of the scheduled expiration of the Offer (or if applicable waiting periods under the HSR Act shall have expired on or before March 30, 1998, as of March 30, 1998), unless the inaccuracies without giving effect to any materiality or material adverse effect qualifications or materiality exceptions contained therein under such representations and warranties, taking all the inaccuracies under all such representations and warranties together in their entirety, do not result in Material Adverse Effect on the Company; provided, however, the right to terminate the Merger Agreement pursuant to this provision shall not be available after 11:59 P.M. Chicago time March 30, 1998 unless the expiration of applicable waiting periods under the HSR Act shall not have occurred at or prior to such time; (g) the Company shall have failed to perform any obligation or to comply with any agreement or covenant to be performed or complied with by it (i) under provisions in the Merger Agreement regarding covenants concerning the conduct of the business of the Company or provisions in the Merger Agreement regarding no solicitation or (ii) under any other agreement or covenant to be performed or complied with by it under the Merger Agreement, unless the failure to so perform or comply would not have a Material Adverse Effect on the Company; (h) it shall have been publicly disclosed or Purchaser or Parent shall have otherwise learned that any person, entity or "group" (as defined in Section 13(d)(3) of the Exchange Act), other than Purchaser or its affiliates or any group of which any of them is a member, shall have acquired beneficial ownership (determined pursuant to Rule 13d-3 promulgated under the Exchange Act) of more than 20% of the outstanding shares of any class or series of capital stock of the Company (including the Shares), through the acquisition of stock, the formation of a group or otherwise, or shall have been granted an option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 20% of any class or series of capital stock of the Company (including the Shares); provided, however, the right to terminate the Merger Agreement pursuant

                                       3
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to this provision shall not be available after 11:59 P.M. Chicago time March
30, 1998 unless the expiration of applicable waiting periods under the HSR Act shall not have occurred at or prior to such time; (i) the Merger Agreement shall have been terminated in accordance with its terms; or (j) the Company shall have failed to obtain the irrevocable letter of credit that is a condition precedent to the obligations of the insurer under the insurance endorsement described in the Merger Agreement by March 20, 1998 in accordance with the terms of such endorsement. The Company expects that it will obtain the letter of credit referred to in clause (j) within the time called for.

  The foregoing conditions are for the benefit of Purchaser and Parent and may be asserted by Purchaser or Parent regardless of the circumstances giving rise to any such conditions and may be waived by Purchaser or Parent in whole or in part at any time and from time to time in their reasonable discretion, in each case, subject to the terms of the Merger Agreement. The failure by Purchaser or Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

  Board of Directors. Promptly upon the purchase of Shares by Parent or Purchaser or any of its Subsidiaries pursuant to the Offer and/or pursuant to any of the Stock Purchase Agreements which represents at least a majority of the outstanding Shares, Purchaser will be entitled to designate such number of directors, rounded up to the next whole number, on the Board as is equal to the number of directors which is the product of (i) the total number of directors on the Board (giving effect to the directors designated by Purchaser pursuant to this sentence) multiplied by (ii) the percentage that the number of Shares so accepted for payment bears to the total number of Shares then outstanding. In furtherance thereof, the Company will, upon request of the Purchaser, use its reasonable best efforts promptly either to increase the size of its Board of Directors or secure the resignations of such number of its incumbent directors, or both, as is necessary to enable Purchaser's designees to be so elected to the Company's Board of Directors, and shall take all actions available to the Company to cause Purchaser's designees to be so elected. At such time, the Company will, if requested by Purchaser, also cause persons designated by Purchaser to constitute at least the same percentage (rounded up to the next whole number) as is on the Company's Board of Directors of (i) each committee of the Company's Board of Directors, (ii) each board of directors (or similar body) of each Subsidiary of the Company and
(iii) each committee (or similar body) of each such board. Notwithstanding the foregoing, the Company, Parent and Purchaser have agreed that, until the Effective Time, the Board shall have at least two directors who are directors on the date of the Merger Agreement (the "Independent Directors"); provided, however, that, in such event, if the number of Independent Directors shall be reduced below two, the remaining Independent Director will be entitled to designate a person to fill such vacancy who shall be deemed to be an Independent Director for purposes of the Merger Agreement or, if no Independent Director then remains, the other directors will designate two persons to fill such vacancies who shall not be stockholders, affiliates or associates of Purchaser or Parent and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement. In the Merger Agreement, the Company has agreed to promptly take all actions required pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder in order to fulfill its obligations under the Merger Agreement, including mailing to stockholders the information required by such Section 14(f) and Rule 14f-1 as is necessary to enable Purchaser's designees to be elected to the Board. Purchaser or Parent will supply the Company and be solely responsible for any information with respect to either of them and their nominees, officers, directors and affiliates required by such Section 14(f) and Rule 14f-1. A copy of the Information Statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder is attached as Annex I hereto.

  The Merger. Following the consummation of the Offer, the Merger Agreement provides that, subject to the terms and conditions thereof, at the Effective Time, Purchaser will be merged with and into the Company. Following the Merger, the separate corporate existence of Purchaser will cease and the Company will continue as the surviving corporation (the "Surviving Corporation"). As soon as practicable after the satisfaction or waiver (to the extent permitted under the Merger Agreement) of the conditions set forth in the Merger Agreement, the Company will execute in the manner required by the General Corporation Law of the State of Delaware ("GCL") and deliver to the Secretary of State of the State of Delaware a duly executed and verified certificate of merger, or, if permitted, a certificate of ownership and merger, and the parties will take such other and further actions as may be required by law to make the Merger effective.

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  The Merger Agreement provides that, at the Effective Time, by virtue of the
Merger and without any action on the part of Parent, Purchaser, the Company or the holders of the following securities, each Share issued and outstanding immediately prior to the Effective Time (other than any Shares held by Parent, Purchaser, any wholly owned subsidiary or Parent or Purchaser, in the treasury of the Company or by any wholly owned Subsidiary of the Company, which Shares, by virtue of the Merger and without any action on the part of the holder thereof, shall be canceled and retired and shall cease to exist with no payment being made with respect thereto, and other than Dissenting Shares) will be converted into the right to receive the Purchase Price in cash, without interest thereon, upon surrender of the certificate formerly representing such Share.

  The Merger Agreement provides that the Certificate of Incorporation of the Company, as in effect immediately prior to the Effective Time, will be the Certificate of Incorporation of the Surviving Corporation, until thereafter amended in accordance with the provisions thereof and the Merger Agreement and applicable law. The By-Laws of Purchaser in effect at the Effective Time will be the By-Laws of the Surviving Corporation, until thereafter amended in accordance with the provisions thereof and the Merger Agreement and applicable law. At the Effective Time, each share of common stock, par value $.01 per share, of Purchaser issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $.01 per share, of the Surviving Corporation.

  Conditions to the Merger. The respective obligations of Parent, Purchaser and the Company to consummate the Merger and the transactions contemplated thereby are subject to the satisfaction, at or before the Effective Time, of certain conditions, including: (i) if required by the GCL, the stockholders of the Company shall have duly approved the transactions contemplated by the Merger Agreement; (ii) the consummation of the Merger shall not be restrained, enjoined or prohibited by any order, judgment, decree, injunction or ruling of a court of competent jurisdiction or any Governmental Entity and there shall not have been any statute, rule or regulation enacted, promulgated or deemed applicable to the Merger by any Governmental Entity which prevents the consummation of the Merger; and (iii) Parent and/or Purchaser shall have purchased all Shares validly tendered and not withdrawn pursuant to the Offer (however, this condition is not applicable to the obligations of Parent or Purchaser if Parent and/or Purchaser fails to purchase Shares tendered pursuant to the Offer in violation of the terms of the Merger Agreement or the Offer).

  Representations and Warranties. The Merger Agreement contains various representations and warranties of the parties thereto, including representations by the Company as to, among other things, (i) organization and qualification of the Company, (ii) charter and by-laws of the Company, (iii) capitalization, (iv) authority of the Company relative to the Merger Agreement and the Company Stock Purchase Agreement (as defined below), (v) the absence of conflict of the Merger Agreement, the Company Stock Purchase Agreement and the transactions contemplated thereby with the Company's organizational documents, certain agreements and applicable laws, (vi) Commission reports and financial statements, (vii) information provided by the Company, (viii) changes since December 31, 1997, (ix) the Lehman Brothers fairness opinion,
(x) the Rights Agreement, (xi) Section 203 of the GCL, (xii) litigation,
(xiii) employee plans and arrangements, (xiv) assets, (xv) intellectual property, (xvi) taxes, (xvii) environmental laws and regulations and (xviii) brokers' fees. In addition, Parent and Purchaser represented as to, among other things, (i) organization and qualification of Parent and Purchaser, (ii) authority of Parent and Purchaser relative to the Merger Agreement and the Stock Purchase Agreements, (iii) the absence of conflict of the Merger Agreement, the Stock Purchase Agreements and the transactions contemplated thereby with the organizational documents of Parent and Purchaser, certain agreements and applicable laws, (iv) information provided by Parent and Purchaser, (v) financing and (vi) brokers' fees.

  Covenants. The Merger Agreement contains various covenants of the parties thereto, including covenants as to, among other things, during the period from the date of the Merger Agreement to the Effective Time relating to (i) the conduct of the business of the Company, (ii) access to information of the Company by Parent and Purchaser, (iii) reasonable best efforts by the parties to the Merger Agreement to consummate and make effective the transactions contemplated by the Merger Agreement, (iv) the obtaining of required consents to the transactions, (v) public announcements, (vi) notification of certain matters and (vii) certain real estate.

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  No Solicitation. Pursuant to the Merger Agreement, the Company has agreed that neither the Company nor any of its subsidiaries will (and the Company and its subsidiaries will use their reasonable best efforts to cause their respective officers, directors, employees, representatives and agents, including, but not limited to, investment bankers, attorneys and accountants, not to), directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any corporation, partnership, person or other entity or group (other than Purchaser, any of its affiliates or representatives) concerning any proposal or offer to acquire all or a substantial part of the business and properties of the Company or any of its subsidiaries or any capital stock of the Company or any of its subsidiaries, whether by merger, tender offer, exchange offer, sale of assets or similar transactions involving the Company or any subsidiary, division or operating or principal business unit of the Company (an "Acquisition Proposal"), except that the Company and the Board are not prohibited from (i) taking and disclosing to the Company's stockholders a position with respect to a tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act, or (ii) making such disclosure to the Company's stockholders as, in the good faith judgment of the Board, after receiving advice from outside counsel, is required under applicable law, provided that the Company may not, except as described below, withdraw or modify, its position with respect to the Offer or the Merger or approve or recommend, or propose to approve or recommend, any Acquisition Proposal, or enter into any agreement with respect to any Acquisition Proposal. Except as described below, the Company also agreed, and agreed to cause each of its subsidiaries to immediately cease and cause to be terminated any existing activities, discussions or negotiations by the Company, any of its subsidiaries or any officer, director, employee or affiliate of, or investment banker, attorney, accountant or other advisor or representative of, the Company or any of its subsidiaries with any parties conducted prior to the date of the Merger Agreement with respect to any of the foregoing. The Merger Agreement provides that the Company, prior to the later of (i) 11:59 P.M. Chicago time March 30, 1998 and (ii) the expiration of the applicable waiting periods under the HSR Act, may furnish information concerning the Company and its subsidiaries to any corporation, partnership, person or other entity or group pursuant to appropriate confidentiality agreements with terms substantially similar to the Confidentiality Agreement (as defined below), and may negotiate and participate in discussions and negotiations with such entity or group concerning an Acquisition Proposal if (i) such entity or group, which has not been solicited by or on behalf of the Company after the date of the Merger Agreement, submitted a bona fide written proposal to the Company relating to any such transaction which the Board concludes in good faith, after consulting with a nationally recognized investment banking firm, (A) is more favorable to the Company's stockholders (in their capacities as stockholders), from a financial point of view, than the Offer and the Merger and (B) is reasonably capable of being completed and (ii) in the good faith opinion of the Board, only after receipt of advice from outside legal counsel, the failure to provide such information or access or to engage in such discussions or negotiations would cause the Board to violate its fiduciary duties to the Company's stockholders under applicable law (an Acquisition Proposal which satisfies clauses (i) and (ii) is referred to in the Merger Agreement as a "Superior Proposal"). The Company will provide reasonable notice to Purchaser to the effect that it has received an Acquisition Proposal, including its terms and conditions (but excluding the identity of the party or parties making such Acquisition Proposal unless the terms and conditions of such Acquisition Proposal contain a purchase price that includes stock of such party or parties). At any time after 48 hours following notification to Purchaser of the Company's intent to do so (which notification shall include the identity of the bidder and the material terms and conditions of the proposal) and if permitted to do so pursuant to the terms of the Merger Agreement, the Board may withdraw or modify its approval or recommendation of the Offer and may cause the Company to enter into an agreement with respect to a Superior Proposal, provided it concurrently with entering into such agreement pays or cause to be paid to Purchaser the Termination Fee (as defined below) plus any amount payable at the time for reimbursement of expenses. If the Company has notified Purchaser of its intent to enter into an agreement with respect to a Superior Proposal in compliance with the preceding sentence and has otherwise complied with such sentence, the Company may enter into an agreement with respect to such Superior Proposal (with the bidder and on terms no less favorable than those specified in such notification to Purchaser) after the expiration of the 48 hour period.

  Termination; Fees. The Merger Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time, whether before or after approval of the stockholders of the Company: (a) by the

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mutual written consent of Parent and the Company; (b) by either the Company or
Parent (i) if any court or Governmental Entity has issued an order, decree or ruling or taken any other action (which order, decree, ruling or action the parties have agreed to use reasonable efforts to lift) restraining, enjoining or otherwise prohibiting the Merger and such order, decree or other action has become final and nonappealable, or (ii) if (x) the Offer has expired without any Shares being purchased therein or (y) Purchaser has not accepted for payment all Shares tendered pursuant to the Offer by September 30, 1998, provided, however, that the right to terminate the Merger Agreement under such provision is not available to any party whose failure to fulfill any obligation under the Merger Agreement is the cause of, or results in, the failure of Purchaser to purchase the Shares pursuant to the Offer on or prior to such date; (c) by the Company, (i) if Parent and/or Purchaser fails to commence the Offer as provided in the Merger Agreement, provided, that the Company may not terminate the Merger Agreement pursuant to such provision if the Company is at such time in breach of its obligations under the Merger Agreement such as to cause a Material Adverse Effect on the Company, (ii) in connection with entering into a definitive agreement with respect to a Superior Proposal, provided the Company has complied with all of the applicable provisions of the Merger Agreement, including the notice provisions described under "No Solicitation"above, and that it makes simultaneous payment of the Termination Fee plus any amounts then due as a reimbursement of expenses, or (iii) if Parent or the Purchaser has made a material misrepresentation or has breached in any material respect any of their respective representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach cannot be or has not been cured, in all material respects, within 30 days after the giving of written notice to Parent or the Purchaser, as applicable provided, however, that the right to terminate the Merger Agreement under this provision shall not be available (other than as a result of any breach of covenants or other agreements contained in the Merger Agreement) after 11:59 P.M. Chicago time on March 30, 1998 unless the expiration of applicable waiting periods under the HSR Act shall not have occurred at or prior to such time; or (d) by Parent (i) if, due to an occurrence, not involving a breach by Parent or the Purchaser of their obligations under the Merger Agreement, which makes it impossible to satisfy any of the conditions to the Offer, Parent or the Purchaser fail to commence the Offer on or prior to five business days following the date of the initial public announcement of the Offer, (ii) if prior to the purchase of Shares pursuant to the Offer, the Company has breached any representation, warranty, covenant or other agreement contained in the Merger Agreement which
(x) would give rise to the failure of a condition described in paragraph (f) or (g) under Annex I to the Merger Agreement (which are set forth in clauses
(f) and (g) of "Conditions to the Offer" above) and (y) cannot be or has not been cured, in all material respects, within 30 days after the giving of written notice to the Company, provided, however, that the right to terminate the Merger Agreement under this provision shall not be available (other than as a result of any breach of covenants or other agreements contained in the Merger Agreement) after 11:59 P.M. Chicago time March 30, 1998 unless the expiration of applicable waiting periods under the HSR Act shall not have occurred at or prior to such time, (iii) if either Parent or the Purchaser is entitled to terminate the Offer as a result of the occurrence of any event set forth in paragraph (e) under Annex I to the Merger Agreement or (iv) if the condition set forth paragraph (j) of Annex I to the Merger Agreement (which is set forth in clause (j) of "Conditions to the Offer" above) fails to be fulfilled by March 20, 1998.

  In accordance with the Merger Agreement, if (w) the Company terminates the Merger Agreement pursuant to clause (c)(ii) of the immediately preceding paragraph, (x) Parent terminates the Merger Agreement pursuant to clause
(d)(iii) of the immediately preceding paragraph, (y) either the Company or Parent terminates the Merger Agreement pursuant to clause (b)(ii) of the immediately preceding paragraph and (a) prior thereto there shall have been publicly announced another Acquisition Proposal (provided, however, that solely for purposes of this clause (a), the term Acquisition Proposal shall not include (1) the purchase of less than 5% of any class or series of capital stock of the Company if such purchase does not involve an offer to acquire additional shares of capital stock of the Company that could cause any person, entity or "group" (as defined in Section 13(d)(3) of the Exchange Act), other than Purchaser or its affiliates or any group of which any of them is a member, to beneficially own 5% or more of any such class or series or (2) any purchase of 5% or more of any class or series of capital stock of the Company which can properly be reported on a Schedule 13G) or an event set forth in paragraph (h) of Annex I to the Merger Agreement (which is set forth in clause
(h) in "Conditions to the Offer" above) shall have occurred and (b) an Acquisition Proposal pursuant to which any Person acquires all or a substantial part of the business or properties of the Company or any of its Subsidiaries, any of the capital stock (or securities exercisable for or convertible into such capital stock) of any of the Subsidiaries of the Company or any capital stock (or securities exercisable for or convertible into such capital stock) of the Company which represents 20% or more of the equity interest or voting power of the Company shall be consummated on or prior to December 31, 1998 or (z) Parent shall terminate the Merger Agreement pursuant to clause (d)(iv) of the preceding paragraph and an Acquisition Proposal pursuant to which any Person acquires all or a substantial part of the business or properties of the Company or any of its Subsidiaries, any of the capital stock (or securities exercisable for or convertible into such capital stock) of any of the Subsidiaries of the Company or any capital stock (or securities exercisable for or convertible into such capital stock) of the Company which represents 20% or more of the equity interest or voting power of the Company is consummated on or prior to December 31, 1998, then the Company has agreed to pay to Purchaser an amount equal to $15,000,000 (the "Termination Fee") plus an amount equal to Purchaser's actual documented out-of-pocket fees and expenses (including legal, investment banking, financing commitment fees and commercial banking fees and expenses) incurred by Parent and Purchaser in connection with the due diligence investigation, Offer, the Merger, the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement (the "Reimbursable Expenses"). The Company is also obligated to pay to Purchaser the Reimbursable Expenses in such manner if Parent shall terminate the Merger Agreement pursuant to clause
(d)(iv) of the preceding paragraph (regardless of whether an Acquisition Proposal is consummated thereafter). The Termination Fee and Purchaser's good faith estimate of its Reimbursable Expenses will be paid concurrently with any such termination, together with delivery of a written acknowledgment by the Company of its obligation to reimburse Purchaser for its actual expenses in excess of such estimated expenses payment, except that the Termination Fee and such expenses will be payable in connection with a termination described in clauses (x) and (y) above upon the consummation of an Acquisition Proposal referenced in such clauses.

  The Merger Agreement provides that, except as contemplated by the Merger Agreement, each party thereto will bear its own expenses and costs in connection with the Merger Agreement and the transactions contemplated thereby.

  Amendments and Modification. The Merger Agreement may be amended by Parent and the Company at any time before or after any approval of the Merger Agreement by the stockholders of the Company but, after any such approval, no amendment may be made which decreases the Purchase Price or changes the form thereof without the approval of such stockholders. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of all the parties.

  Stock Options. The Merger Agreement provides that the Company will (i) terminate its Option Plans immediately prior to the Effective Time without prejudice to the rights of the holders of Options awarded pursuant thereto and
(ii) grant no additional Options, restricted stock, stock units, performance units, performance shares, fixed awards or similar rights or awards under the Option Plans or otherwise on or after the date of the Merger Agreement. The Merger Agreement also provides that the Company will (i) use its reasonable best efforts to obtain from each holder of any Option that it does not have the right to cancel the consent of such holder to the cancellation of each such Option, and (ii) cancel each Option that the Company has the right to cancel or as to which the Company has obtained the consent of the holder thereof to such cancellation, each such cancellation (whether or not a consent is required therefor) to take effect immediately after the Effective Time. In consideration of each cancellation of an Option, the Company will pay to the holder of such Option, promptly after such cancellation, in respect of such Option, an amount equal to the excess, if any, of the Purchase Price over the per Share exercise price of such Option, multiplied by the number of Shares subject to such Option. The Merger Agreement also provides that the Company will suspend its 1997 Employee Stock Purchase Plan (the "Purchase Plan") so as to provide that no purchase period shall begin after March 31, 1998, and that the Company will terminate the Purchase Plan prior to the Effective Time.

  Indemnification; Directors' and Officers' Insurance. Pursuant to the Merger Agreement, Parent and Purchaser will indemnify the present and former officers, directors or employees of the Company and its subsidiaries (the "Indemnified Parties") against all losses, liabilities, expenses, claims or damages in connection with any claim, suit, action, proceeding or investigation based in whole or in part on the fact that such

Indemnified Party is or was an officer, director or employee of the Company or any of its subsidiaries and arising out of acts or omissions occurring prior to and including the Effective Time (including but not limited to the transactions contemplated by the Merger Agreement) to the fullest extent permitted by the General Corporation Law of the State of Delaware, for a period of not less than six years following the Effective Time; provided, however, that in the event that any claim or claims are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims will continue until final disposition of any and all such claims.

  The Merger Agreement provides that Parent will cause the Certificate of Incorporation and By-Laws of the Company and its subsidiaries to include provisions for the limitation of liability of directors and indemnification of the Indemnified Parties to the fullest extent permitted under applicable law and will not permit the amendment of such provisions in any manner adverse to the Indemnified Parties, as the case may be, without the prior written consent of such persons, for a period of six years from and after the date thereof.

  Without limitation of the foregoing, in the event any such Indemnified Party is or becomes involved in any capacity in any action, proceeding or investigation in connection with any matter, including, without limitation, the transactions contemplated by the Merger Agreement, occurring prior to, and including, the Effective Time, Parent will pay as incurred such Indemnified Party's legal and other expenses (including the cost of any investigation and preparation) incurred in connection therewith, subject to the provision by such Indemnified Party of an undertaking to reimburse such payments in the event of a final determination by a court of competent jurisdiction that such Indemnified Party is not entitled thereto. Parent will pay all expenses, including attorneys' fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided for in the Merger Agreement or any action involving an Indemnified Party resulting from the transactions contemplated by the Merger Agreement. For six years after the Effective Time, the Company will cause to be maintained policies of directors and officers' liability insurance comparable to those currently maintained by the Company for the benefit of directors and officers of the Company (provided that the Company may substitute therefor policies of at least the same coverage containing terms and conditions which are substantially equivalent) with respect to matters occurring prior to the Effective Time. Notwithstanding the foregoing, in no case will the Company be required to pay an annual premium for such insurance greater than 300% of the last annual premium paid prior to March 12, 1998.

THE STOCK PURCHASE AGREEMENTS AND DONNELLEY COMMERCIAL AGREEMENTS

 Company Stock Purchase Agreement

  The following is a summary of certain provisions of a Stock Purchase Agreement, dated as of March 12, 1998, between the Company and Parent (the "Company Stock Purchase Agreement"), pursuant to which the Company has, among other things, agreed to sell Shares to Parent under certain circumstances. Simultaneously with the execution of the Merger Agreement and the Company Stock Purchase Agreement, R. R. Donnelley & Sons Company ("Donnelley") and Parent entered into a Stock Purchase Agreement, dated as of March 12, 1998 (the "Donnelley Stock Purchase Agreement"), and certain executives of the Company and Parent entered into Stock Purchase Agreements, dated as of March 12, 1998 (each, an "Executive Stock Purchase Agreement", and, collectively with the Company Stock Purchase Agreement and the Donnelley Stock Purchase Agreement, the "Stock Purchase Agreements"), pursuant to which Donnelley and such executives will, among other things, sell Shares to Parent under certain circumstances. This summary is qualified in its entirety by reference to the Company Purchase Agreement. A copy of the Company Stock Purchase Agreement is filed as Exhibit 2 hereto and is incorporated herein by reference.

  As a condition and inducement to Parent and Purchaser to enter into the Merger Agreement, the Company, concurrently with the execution and delivery of the Merger Agreement, entered into the Company Stock Purchase Agreement. The Company agreed to sell to Parent a number of authorized but unissued Shares equal to the number of Shares that when added to the sum of (a) the number of Shares owned by Purchaser and its affiliates immediately following consummation of the Offer, (b) the number of Shares purchased or to be purchased by Parent from Donnelley pursuant to the Donnelley Stock Purchase Agreement and (c) the number of Shares purchased or to be purchased by Parent from certain executives of the Company pursuant to the Executive Stock Purchase Agreements, will constitute 51% of the sum of the Shares then outstanding (assuming the issuance of Shares pursuant to the Company Stock Purchase Agreement) and any Shares issuable upon the exercise of options, warrants or other rights to acquire Shares (whether or not exercisable or vested) at a price equal to the Purchase Price.

  The obligation of the Company and Parent to consummate the transactions described above are subject to the conditions that: (a) any waiting period under the HSR Act applicable to the issuance and delivery of the Shares pursuant to the Company Stock Purchase Agreement shall have expired or terminated; and (b) there shall be no preliminary or permanent injunction or other order by any court of competent jurisdiction restricting, preventing or prohibiting the issuance and delivery of the Shares. The closing of such transactions will occur simultaneously with the acceptance of Shares for purchase by the Purchaser pursuant to the Offer. In the Company Stock Purchase Agreement, Parent and the Company agreed that each shall promptly after the date of the Company Stock Purchase Agreement make such filings and provide such information as may be required under the HSR Act with respect to the sale of the Shares. The Company also agreed to accelerate the vesting of all of options and restricted Shares by the executives party to the Executive Stock Purchase Agreements prior to the earlier of (i) upon a request by Purchaser pursuant to the Executive Stock Purchase Agreements, the timely tender and sale by such executives of certain Shares and (ii) the closing of the transactions contemplated by the Executive Stock Purchase Agreements.

  In the Company Stock Purchase Agreement, the Company makes certain representations and warranties with respect to (i) the Shares and (ii) brokers' fees. In the Company Stock Purchase Agreement, Parent makes certain representations and warranties with respect to (i) authority relative to the Company Stock Purchase Agreement, (ii) the absence of conflict with Parent's organizational documents, certain agreements and applicable laws, (iii) brokers' fees and (iv) the investment intent of Parent.

  The Company Stock Purchase Agreement terminates automatically in the event the Merger Agreement is terminated in accordance with its terms and conditions.

  Donnelley Stock Purchase Agreement and Executive Stock Purchase Agreements

  The following is a summary of certain provisions of the Donnelley Stock Purchase Agreement and the Executive Stock Purchase Agreements. This summary is qualified in its entirety by reference to the Donnelley Stock Purchase Agreement and the Executive Stock Purchase Agreements. Copies of the Donnelley Stock Purchase Agreement and the Executive Stock Purchase Agreements are filed as Exhibits 3 and 4, respectively, hereto and are incorporated herein by reference.

  As a condition and inducement to Parent and Purchaser to enter into the Merger Agreement and to make the Offer at the Purchase Price, concurrently with the execution and delivery of the Merger Agreement (i) Donnelley entered into the Donnelley Stock Purchase Agreement and (ii) Barton L. Faber, the Company's Chairman, President and Chief Executive Officer, Ronald G. Eidell, the Company's Senior Vice President and Chief Financial Officer, and Thomas J. Quarles, the Company's Senior Vice President, General Counsel, Chief Administrative Officer and Secretary (each such person is referred to herein as an "Executive"), each entered into an Executive Stock Purchase Agreement.

  Under the Donnelley Stock Purchase Agreement and the Executive Stock Purchase Agreements, Donnelley has agreed to sell to Parent 8,600,000 Shares (being all Shares owned by Donnelley) and the Executives have agreed to sell to Parent the following numbers of Shares: Mr. Faber--264,420; Mr. Eidell-- 115,214; and Mr. Quarles--114,000 (being the total numbers of Shares each such Executive owns and has options to acquire). The purchase price under such agreements is equal to the Purchase Price.

  The obligations of Donnelley and the Executives and Parent to consummate the transactions described above are subject to the same conditions, as applied to the Donnelley and Executive Shares, as those contained in the Company Stock Purchase Agreement. The closing of the purchase of such Shares will occur simultaneously with the acceptance of Shares for purchase by the Purchaser pursuant to the Offer. In the Executive Stock Purchase Agreements, the Executives agree upon request of Parent after March 30, 1998, to tender their Shares to Purchaser pursuant to the Offer.

  In such agreements, Donnelley and the Executives agree with Parent to vote their Shares in favor of the Merger and against actions or agreements that would reasonably be expected to impede, interfere with, delay or attempt to discourage the Offer or the Merger, including opposing merger proposals, sales of material amounts of the Company's assets, changes in the Company's management or Board, material changes in the Company's capitalization or dividend policy or other material changes in the Company's corporate structure or business and grant Parent any irrevocable proxy to vote their Shares in a manner consistent with such voting agreement.

  In the Donnelley and Executive Stock Purchase Agreements, Donnelley and the Executives make certain representations and warranties with respect to (i) title to their Shares, (ii) authority with respect to such agreements, (iii) the absence of conflict with laws or other agreements and (iv) brokers' fees. In such agreements, Parent makes certain representations and warranties with respect (i) authority with respect to the agreements, (ii) the absence of conflict with Parent's organizational documents, agreements and applicable laws, (iii) brokers' fees and (iv) the investment intent of Parent.

  The Donnelley Stock Purchase Agreement and the Executive Stock Purchase Agreements automatically terminate in the event the Merger Agreement is terminated in accordance with its terms.

 Donnelley Commercial Agreements

  As a condition and inducement to Parent and Purchaser to enter into the Merger Agreement and to make the Offer at the Purchase Price, Donnelley and the Company entered into amendments which, among other things, extended the term of certain agreements between them relating to sales opportunities brought to the Company by Donnelley and computer data processing services performed by the Company for Donnelley. See Schedule I hereto.

CONFIDENTIALITY AGREEMENT

  The following is a summary of certain provisions of the Confidentiality Agreement (the "Confidentiality Agreement"), dated February 6, 1998, by and between Lehman Brothers Inc. ("Lehman Brothers"), as financial advisor to and on behalf of the Company, and Experian Corporation ("Experian"), filed as
Exhibit 5 hereto and incorporated herein by reference. Because Experian is an affiliate of Purchaser and a wholly-owned subsidiary of Parent, the provisions of the Confidentiality Agreement are also applicable to Purchaser and Parent. This summary is qualified in its entirety by reference to the Confidentiality Agreement. Pursuant to the Confidentiality Agreement, Experian has agreed, among other things, to keep confidential certain nonpublic confidential or proprietary information of the Company furnished to Experian and its representatives by or on behalf of the Company, including notes, analyses, compilations, studies, interpretations or other documents prepared by Experian and its representatives which contain, reflect or are based upon such information ("Evaluation Material"), and to use the Evaluation Material solely for the purpose of evaluating a possible transaction with the Company. Experian has further agreed to maintain the confidentiality of any discussions or negotiations with the Company and, upon request, to redeliver or destroy all the Evaluation Material. Experian also agreed that, without the prior written consent of the Company, Experian will not directly or indirectly, enter into any agreement, arrangement or understanding, or any discussions which might lead to an agreement, arrangement or understanding, with any other person regarding a possible transaction involving the Company. The Confidentiality Agreement further provides that, for a period of one year from the date of the Confidentiality Agreement, without the prior written consent of the Board, neither Experian nor any of its affiliates, acting alone or as a part of a group, may acquire or offer to agree to acquire, directly or indirectly, by purchase or otherwise, any voting securities (or direct or indirect rights or options to acquire any voting securities) of the Company, or otherwise seek to influence or control, in any manner whatsoever, the management or policies of the Company. For a period of eighteen months from the date of the Confidentiality Agreement, neither Experian, its affiliates or any person on behalf of Experian or its affiliates will solicit to employ (whether as an employee, officer, director, agent consultant or independent contractor) any person who is employed by the Company and its subsidiaries or affiliates.

CERTAIN STOCK OWNERSHIP INFORMATION

  The following table sets forth certain information with respect to the beneficial ownership of the outstanding Shares as of the date of this Statement by the Company's directors, executive officers and affiliates. Unless otherwise indicated, all persons listed have sole voting and dispositive power over the shares beneficially owned.

                                                 SHARES OF COMMON
                                                      STOCK        PERCENTAGE OF
                                                   BENEFICIALLY     OUTSTANDING
      NAME                                            OWNED        SHARES OWNED
      ----                                       ----------------  -------------
      R. R. Donnelley & Sons Company............    8,600,000          38.2%
      David L. Babson and Company Incorporated..    1,495,740           6.6%
      Snyder Capital Management, L. P...........    1,335,700           5.9%
      Barton L. Faber...........................       61,920(1)         *
      Ronald G. Eidell..........................       24,214(2)         *
      Donald N. Boyce...........................        2,000(3)         *
      Robert C. McCormack.......................       18,200(4)         *
      Peter F. Murphy...........................        6,000(5)         *
      Tery R. Larrew............................       13,348(6)         *
      Thomas J. Quarles.........................       18,500(7)         *
      Jonathan P. Ward..........................        8,500(8)         *
      Philip H. Bonello.........................       12,600(9)         *
      James R. Drake............................       14,372(10)        *
      Kenneth A. Glowacki.......................       12,500(9)         *
      Prabhuling Patel..........................       13,081(11)        *
      Mac E. Rodgers............................       14,558(10)        *
      Directors and executive officers as a
       group (13 persons).......................      219,793(12)        *

--------
*  Less than 1%.
 (1) Includes 12,750 shares of restricted Common Stock that vest in increments of 4,250 shares on each of June 19, 1998, 1999 and 2000. Also includes 42,500 shares which are not currently owned but which could be acquired by exercise of stock options. Does not include unvested stock options to purchase 202,500 shares.
 (2) Includes 16,000 shares which are not currently owned but which could be acquired by exercise of stock options. Does not include unvested stock options to purchase 91,000 shares.
 (3) Includes 1,000 shares of restricted Common Stock that vest on July 28, 2000. Does not include unvested stock options to purchase 8,218 shares.
 (4) Includes 1,000 shares of restricted Common Stock that vest on September 1, 1999. Also includes 5,000 shares which are not currently owned but which could be acquired by exercise of stock options. Does not include unvested stock options to purchase 7,500 shares.
 (5) Includes 1,000 shares of restricted Common Stock that vest on September 1, 1999. Also includes 5,000 shares which are not currently owned but which could be acquired by exercise of stock options. Does not include unvested stock options to purchase 5,000 shares.
 (6) Includes 12,500 shares which are not currently owned but which could be acquired by exercise of stock options. Does not include unvested stock options to purchase 72,500 shares.
 (7) Includes 17,500 shares which are not currently owned but which could be acquired by exercise of stock options. Does not include unvested stock options to purchase 95,500 shares.
 (8) Includes 1,000 shares of restricted Common Stock that vest on September 1, 1999. Also includes 7,500 shares which are not currently owned but which could be acquired by exercise of stock options. Does not include unvested stock options to purchase 7,500 shares.
 (9) Includes 12,500 shares which are not currently owned but which could be acquired by exercise of stock options. Does not include unvested stock options to purchase 49,500 shares.
(10) Includes 12,500 shares which are not currently owned but which could be acquired by exercise of stock options. Does not include unvested stock options to purchase 72,500 shares.
(11) Includes 12,500 shares which are not currently owned but which could be acquired by exercise of stock options. Does not include unvested stock options to purchase 57,500 shares.
(12) Includes the options and the shares of restricted Common Stock described in the notes above.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

  (a) Recommendation of the Board of Directors. The Board has unanimously determined that the Merger Agreement and the transactions contemplated thereby, including without limitation the Offer and the Merger, are fair to the stockholders of the Company and that the Offer and the Merger are otherwise in the best interests of the Company and its stockholders, has approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommends that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement and the Merger.

  (b) Background; Reasons for the Recommendation. The initial public offering ("IPO") of Shares in June 1996 by the Company's former parent corporation, Donnelley, was part of a divestiture process initiated by Donnelley and a sale of the Company was also considered and pursued on a limited basis simultaneously with the IPO. This process included contacts with some potential purchasers. One such candidate was the predecessor of Experian, which is in the direct marketing services business and was at the time being acquired by a financial buyer (which later sold Experian to Parent). After the IPO, the Company was contacted from time to time by such potential purchasers and others regarding their possible interest in a business combination.

  Beginning in October 1997, the number and frequency of such contacts increased. This increase may have been related to declines in the market price of the Shares in the summer and fall of 1997 and the announcement by Donnelley's new Chairman and Chief Executive Officer in October 1997 that his company was going to focus on its core commercial printing business. At the Direct Marketing Association trade show in Chicago in October 1997, senior management of the Company was approached by senior officers of two companies who expressed continued interest in a business combination (those companies had previously expressed interest) and by another which expressed interest for the first time. After the trade show, two other companies expressed interest in a business combination in October and November 1997 and Company management met with one of them. During the same period, Donnelley advised the Company of several indications of interest it was receiving as the major stockholder of the Company.

  The Company engaged Lehman Brothers on November 13, 1997 to render financial advisory services to the Company. This engagement included evaluating the Company's posture with respect to unsolicited and other acquisition proposals (see Item 5 below). At its December 15, 1997 meeting in Chicago, the Board was presented with information by Lehman Brothers and management with respect to how a process could be organized to better determine the interest in a business combination of the Company with the entities that had been contacting Company management and others, as well as information with respect to possible acquirors of the Company, the historical market prices of the Shares and the Company's earnings performance compared to analysts' expectations since the IPO and the Company's public market trading valuation compared to other companies in the direct marketing services industry. Lehman Brothers also described recent acquisition activity in such industry and gave a general summary of potential revenue and cost synergies that might be realized through a business combination with some of the potential acquirors. At that meeting, the Board authorized management to continue to explore whether to embark on such process and report further on it at the February 10, 1998 Board meeting.

  In December 1997 and the first part of January 1998, Company representatives met three times with personnel from the company that had expressed interest for the first time at the Direct Marketing trade show to explore how the two companies could be combined. At a fourth meeting with such company late in January 1998, Company management told the representatives of such company that a combination did not appear to be as attractive as other alternatives the Company might have. At a meeting with a second company late in January 1998 held for other purposes, such second company expressed for the first time its conditional interest in a business combination.

  On January 21, 1998, the Chairman of the Company met in Chicago with the Chairman of Experian North America, at his request. At such meeting, the Company's Chairman was advised that Experian and Parent were interested in acquiring the Company. Parent communicated to the Company that it was important that an acquisition be structured so that Parent could include the Company in its consolidated financial statements for the fiscal year ending March 31, 1998 such that goodwill arising from the acquisition could be accounted for under U.K. GAAP applicable to Parent's financial statements for such fiscal year. On January 27, 1998, the Company received a letter from a third company expressing a conditional interest in purchasing the Company. On January 29, 1998, the Company received a letter to that effect from a fourth company. On February 4, 1998, the Company's Chairman, its Senior Vice President and Chief Financial Officer and its Senior Vice President, Corporate Development met in Chicago with the Chairman of Experian North America, a director of Parent and the Chief Executive of its Information Services Division, and the Deputy Chairman of Parent and Chairman of its Information Services Division to further discuss a possible acquisition of the Company. On February 6, 1998, Experian entered into a Confidentiality Agreement with Lehman Brothers on behalf of the Company. See Item 3(b) above.

  On February 10, 1998, the Board met and, after presentations by Lehman Brothers and management, determined to evaluate the Company's strategic alternatives, including through a controlled, publicly announced process intended to determine the level of interest of all potential acquirors of the Company, and authorized the engagement of Lehman Brothers pursuant to an agreement dated that date (see Item 5 below). These actions were publicly announced following the Board meeting. On the same day, the Company received a letter from Experian indicating an interest in acquiring the Company for cash at a price in the range of $26 to $31 per Share. On the next day, Experian sent another letter increasing its price range for a possible transaction to $28 to $32 per Share. Beginning on February 11, 1998, Lehman Brothers began the process authorized by the Board, including obtaining confidentiality agreements (substantially similar to the Confidentiality Agreement described in Item 3(b)) from 30 other potentially interested parties, including those referred to above. On February 12, 1998, there was a conference call between members of senior management of the Company and Experian and Parent, as well as Lehman Brothers and counsel to the parties, in which the timing of the due diligence process and other timing issues were discussed. Management of the Company met in Chicago on February 13, 1998 with representatives of Experian and Parent to provide information about the Company's business. During the next two weeks, representatives of Experian and Parent reviewed due diligence materials provided by the Company and held further meetings with Company management and Lehman Brothers distributed confidential information to other third parties, responded to questions in order to assist such parties in their review of the Company and scheduled meetings between Company management and such third parties. The Company, through Lehman Brothers, also received written and oral conditional indications of interest from certain of these parties as to the price levels such parties might be willing to consider for an acquisition of the Company. Outside counsel for the Company provided a draft of the Merger Agreement to outside counsel for the Parent and received and discussed comments on such draft during these two weeks.

  On February 25, 1998, representatives of Parent called Lehman Brothers and said that Parent wished to acquire the Company, but that this was contingent on the satisfactory resolution of certain issues, including issues related to a lawsuit involving the Company, the Company's projected operating plan, a provision in an agreement under which the Company had previously acquired another business and the extension of certain commercial arrangements between the Company and Donnelley. On that day, the Company began discussing such extension with Donnelley and providing additional information and working towards a resolution regarding the other issues raised by Parent.

  On February 27, 1998, the Chief Executive of Parent's Information Services Division advised the Company that Parent did not wish to proceed with a transaction with the Company because it determined that it would be unable to resolve certain issues. The Company then began exploring additional means by which to resolve these issues and scheduled management presentations to, and due diligence access for, five other companies which had expressed possible interest in a transaction. Such parties met with Company management and conducted due diligence investigations of the Company from March 2 through March 10, 1998. On March 5, 1998, such parties were sent draft merger agreements by the Company. On March 6, 1998, Parent indicated that if it went forward with a transaction, it would only be willing to do so if, among other things, the Company, Donnelley and the Executives were willing to enter into the Stock Purchase Agreements. On March 8, 1998, the Company's

Chairman met with the Chief Executive of Parent's Information Services Division and was advised that, subject to reaching a resolution concerning the lawsuit satisfactory to Parent, the requested extension of the Donnelley commercial arrangements and execution of the Stock Purchase Agreements, Parent was willing to acquire the Company for $31.50 in cash per Share. The next day, Lehman Brothers advised the other five interested parties that they should indicate in the next two days at what price and on what terms they were interested in acquiring the Company. From March 10 up to the time of the Board meeting on March 12, the Merger Agreement, the Stock Purchase Agreements, the Donnelley extension and other documents were negotiated with Parent. From March 10 until the March 12, 1998 Board meeting described below, the Company and Lehman Brothers did not receive any indications of price or expressions of interest from such other interested parties that were more definitive or more favorable than those previously received. Certain of the expressions of interest which had previously been received from such parties were subject to financing contingencies.

  On March 12, 1998, the Board met and approved the Merger Agreement and the transactions contemplated thereby.

  In approving the Merger Agreement and the transactions contemplated thereby and recommending that all holders tender their Shares pursuant to the Offer, the Board considered a number of factors, including the following:

    (i) the Board's familiarity with, and information provided by the Company's management as to, the business, financial condition, results of operations, current business strategy and future prospects of the Company, the nature of the markets in which the Company operates, the Company's position in such markets, the historical and current market prices for the Shares, including the information provided by Lehman Brothers as to the Company's strategic and other alternatives;

    (ii) the terms of the Merger Agreement, including (x) the proposed structure of the Offer and the Merger involving an immediate cash tender offer followed by a merger for the same consideration and (y) the fact that financing is not a condition to the Offer and the Merger, thereby enabling stockholders to obtain cash for their shares quickly;

    (iii) that the per share price contemplated by the Merger Agreement, at $31.50, represented a significant premium to the trading prices of the Shares prior to the announcement of the process to seek strategic alternatives, and, later, prior to the announcement of the execution of the Merger Agreement, and represented the highest unconditional cash price any potential acquiror was willing to offer;

    (iv) the process engaged in by the Company's management and financial advisors, which included the February 10, 1998 public announcement and discussions with a significant number of potential acquirors, as a result of which the Board had what it believed to be an accurate sense of the values that could be achieved in a third party transaction;

    (v) the presentation of Lehman Brothers at the March 12, 1998 Board meeting and the opinion of Lehman Brothers to the effect that, as of such date, and based on the assumptions made, matters considered and limits of review set forth therein, the consideration to be received by the holders of the Shares, other than Purchaser, any affiliates of Purchaser and any holder of Dissenting Shares (the "Holders"), in the Offer and the Merger is fair to the Holders, from a financial point of view (A COPY OF THE LEHMAN BROTHERS OPINION IS ATTACHED TO THIS SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 AND FILED AS EXHIBIT 8 HERETO, IS INCORPORATED HEREIN BY REFERENCE, AND STOCKHOLDERS ARE URGED TO READ SUCH OPINION CAREFULLY IN ITS ENTIRETY);

    (vi) that the Merger Agreement permits the Company to furnish nonpublic information to, and to participate in negotiations with, any third party that has submitted a Superior Proposal prior to the later of (x) 11:59 P.M. Chicago time March 30, 1998 and (y) the expiration or termination of the applicable waiting periods under the HSR Act, if the Board determines in good faith that taking such action is necessary in the exercise of its fiduciary obligations under applicable law and the Merger Agreement permits the Company's Board to terminate the Merger Agreement in certain circumstances in the exercise of its fiduciary duties;

    (vii) the termination provisions of the Merger Agreement, which under certain circumstances could obligate the Company to pay termination fees to Parent and reimburse Parent for its actual expenses incurred in connection with the transaction, and the Board's belief that such fees and expense reimbursement provisions would not deter a higher offer;

    (viii) the desirability of providing liquidity to stockholders;

    (ix) strategic considerations, such as the Company's competitive position and the rapid changes currently occurring in the direct marketing, database marketing and reference products and services business; and

    (x) a consideration of alternatives to the sale of the Company, including the development of proposals with other parties and continuing to maintain the Company as a public corporation and not engaging in any extraordinary transaction.

  The foregoing discussion addresses the material information and factors considered by the Board in its consideration of the Offer. In view of the variety of factors and the amount of information considered, the Board did not find it practicable to provide specific assessments of, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. The determination to recommend that stockholders accept the Offer was made after consideration of all of the factors taken as a whole. In addition, individual members of the Board may have given different weights to different factors.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

  The Company initially retained Lehman Brothers as its financial advisor with respect to assisting the Company in exploring its strategic alternatives. Pursuant to the initial engagement of Lehman Brothers on November 13, 1997 and the engagement letter between Lehman Brothers and the Company dated February 10, 1998 (the "Engagement Letter"), the Company has agreed to pay Lehman Brothers as follows: (i) a retainer of $250,000, payable to Lehman Brothers no later than June 30, 1998; (ii) an opinion fee of $500,000 payable upon delivery of each fairness opinion and (iii) if during the term of Lehman Brothers' engagement under the Engagement Letter, or within 12 months after the termination of Lehman Brothers' engagement thereunder, a sale (as defined below) occurs, then the Company shall pay to Lehman Brothers a fee based upon the value of the transaction. If the transactions contemplated by the Merger Agreement are consummated, Lehman Brothers will receive aggregate fees of $8.3 million.

  A "sale" means any transaction or series or combination of transactions, other than in the ordinary course of business, whereby, directly or indirectly, control of or a material interest in the Company or any of its significant businesses, or a material amount of any of their respective assets, is transferred for consideration, including, without limitation, by means of a sale or exchange of capital stock or assets, a merger or consolidation, a tender or exchange offer, a leveraged buy-out, a significant minority investment, the formation of a joint venture or partnership, or any similar transaction.

  The Company has also agreed to reimburse Lehman Brothers for its reasonable expenses (including, without limitation, professional and legal fees and disbursements) incurred in connection with its engagement with respect to the services to be rendered by it, and to indemnify Lehman Brothers against certain liabilities in connection with its engagement.

  In the Engagement Letter, the Company acknowledged that Lehman Brothers is a full service securities firm and as such from time to time may effect transactions for its own account or the account of its customers and hold long or short positions in debt or equity securities of the companies which may be the subject of the transactions contemplated by the Merger Agreement.

  Except as described above, neither the Company, nor any person acting on its behalf, currently intends to employ, retain or compensate any other person to make solicitations or recommendations to stockholders on its behalf concerning the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

  (a) To the knowledge of the Company, except as described in Schedule II attached hereto, no transactions in Shares have been effected within the past 60 days by the Company or any executive officer, director, affiliate or subsidiary of the Company. See also Item 8 below, which sets forth certain information as to certain related matters.

  (b) To the knowledge of the Company, its executive officers, directors, affiliates and subsidiaries presently intend to tender, pursuant to the Offer, or sell all Shares which are held of record or are beneficially owned by such persons.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

  (a) Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

  (b) None.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

  The following information is in addition to the information set forth in
Item 4.

  Restated Certificate of Incorporation. The Company's Restated Certificate of Incorporation (the "Restated Certificate of Incorporation") and By-Laws contain certain provisions that may delay, defer or prevent a takeover of the Company. The Board has the authority to issue up to 20,000,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock"), and to determine the price, rights, preferences and restrictions, including voting rights, of these shares, without further vote or action by the stockholders. The rights of holders of Shares will be subject to, and may be adversely affected by, the rights of holders of any Preferred Stock that may be issued in the future. The Restated Certificate of Incorporation also provides for a classified board of directors, with three classes of directors, each class being elected for three-year, staggered terms, prohibits the removal of directors except for "cause" and prohibits stockholder action by written consent. In addition, the Company's By-laws include provisions establishing advance notice procedures with respect to stockholder proposals and director nominations and permits the calling of special stockholder meetings only by the Board, the Chairman or the President. The Company has elected (effective March 5, 1997) not to be governed by Section 203 of the General Corporation Law of the State of Delaware, which, if applicable, would impose a three-year moratorium on certain business combinations between the Company and an "interested stockholder" (in general, a stockholder owning 15% or more of the Company's outstanding voting stock).

  The foregoing summary of the Restated Certificate of Incorporation is qualified in its entirety by reference to the Restated Certificate of Incorporation, a copy of which is filed as Exhibit 7 to this Statement and is incorporated herein by reference.

  The Rights Agreement. On February 24, 1997, the Board authorized the issuance of one preferred share purchase right (a "Right") for each outstanding Share. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement"), dated as of February 24, 1997, between the Company and American Stock Transfer & Trust Company, as Rights Agent (the "Rights Agent"). The distribution is payable to the stockholders of record at the close of business on March 7, 1997 (the "Record Date") and with respect to all Shares that are issued after the Record Date and prior to the earliest of the Distribution Date (as defined in the Rights Agreement), the redemption of the Rights, the exchange of the Rights and the expiration of the Rights

(and, in certain cases, following the Distribution Date). Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of a Junior Participating Preferred Stock, Series A, par value $.01 per share, of the Company (the "Preferred Shares") at a price of $100.00 per one one-thousandth of a Preferred Share (the "Purchase Price"), subject to adjustment. On March 12, 1998, pursuant to the Merger Agreement, the Board adopted a First Amendment to Rights Agreement (the "Rights Amendment") pursuant to which the Rights Agreement was amended to exempt from its operation the execution and delivery of the Merger Agreement and the Stock Purchase Agreements and the consummation of the transactions contemplated thereby.

  The foregoing summary of the Rights is qualified in its entirety by reference to the Rights Agreement and the Rights Amendment, copies of which are filed as Exhibits 9 and 10 to this Statement and are incorporated herein by reference.

                       MATERIAL TO BE FILED AS EXHIBITS

  The following Exhibits are filed herewith:

  Exhibit 1--Agreement and Plan of Merger, dated as of March 12, 1998, by and among Parent, Purchaser and the Company (filed as an exhibit to the Company's Current Report on Form 8-K as filed on March 13, 1998, and incorporated herein by reference).

  Exhibit 2--Stock Purchase Agreement, dated as of March 12, 1998, between the Company and Parent (filed as an exhibit to the Company's Current Report on Form 8-K as filed on March 13, 1998, and incorporated herein by reference)).

  Exhibit 3--Stock Purchase Agreement, dated as of March 12, 1998, between R.R. Donnelley & Sons Company and Parent (filed herewith).

  Exhibit 4--Form of Stock Purchase Agreements, dated as of March 12, 1998, between Parent and each of Barton L. Faber, Ronald G. Eidell and Thomas J. Quarles (filed herewith).

  Exhibit 5--Confidentiality Agreement, dated February 6, 1998, by and between Lehman Brothers, as financial advisor to and on behalf of the Company, and Experian Corporation (filed herewith).

  Exhibit 6--Letter to Stockholders of the Company, from Barton L. Faber, dated March 16, 1998 (filed herewith).

  Exhibit 7--Third Restated Certificate of Incorporation of the Company, as amended (filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 1996, and incorporated herein by reference).

  Exhibit 8--Opinion of Lehman Brothers Inc., dated March 12, 1998 (filed herewith).

  Exhibit 9--Rights Agreement, dated as of February 24, 1997, between the Company and American Stock Transfer & Trust Company (filed as an exhibit to the Company's Registration Statement on Form 8-A, filed on February 26, 1997, and incorporated herein by reference).

  Exhibit 10--First Amendment to Rights Agreement, dated as of March 12, 1998 (filed herewith).

  Exhibit 11--Employment Agreement between the Company and Barton L. Faber (filed as an exhibit to the Company's Registration Statement on Form S-1 (No. 333-2042) that became effective on June 13, 1996, and incorporated herein by reference).

  Exhibit 12--Management Agreement between the Company and Barton L. Faber (filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 1996, and incorporated herein by reference).

  Exhibit 13--Amendment to the Management Agreement between the Company and Barton L. Faber (filed herewith).

  Exhibit 14--Employment Agreement between the Company and Ronald G. Eidell (filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 1996 and incorporated herein by reference).

  Exhibit 15--Management Agreement between the Company and Ronald G. Eidell (filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 1996 and incorporated herein by reference).

  Exhibit 16--Amendment to the Management Agreement between the Company and Ronald G. Eidell (filed herewith).

  Exhibit 17--Employment Agreement between the Company and Thomas J. Quarles (filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 1996 and incorporated herein by reference).

  Exhibit 18--Management Agreement between the Company and Thomas J. Quarles (filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 1996, and incorporated herein by reference).

  Exhibit 19--Amendment to the Management Agreement between the Company and Thomas J. Quarles (filed herewith).

  Exhibit 20--Employment Agreement between the Company and Tery R. Larrew (filed as an exhibit to the Company's Registration Statement on Form S-1 (No. 333-2042) that became effective on June 13, 1996, and incorporated herein by reference).

  Exhibit 21--Amendment to the Employment Agreement between the Company and Tery R. Larrew (filed herewith).

  Exhibit 22--Management Agreement between the Company and Tery R. Larrew (filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 1996, and incorporated herein by reference).

  Exhibit 23--Amendment to the Management Agreement between the Company and Tery R. Larrew (filed herewith).

  Exhibit 24--Management Agreement between the Company and Philip H. Bonello (filed herewith).

  Exhibit 25--Amendment to the Management Agreement between the Company and Philip H. Bonello (filed herewith).

  Exhibit 26--Management Agreement between the Company and James R. Drake (filed herewith).

  Exhibit 27--Amendment to the Management Agreement between the Company and James R. Drake (filed herewith).

  Exhibit 28--Management Agreement between the Company and Prabhuling Patel (filed herewith).

  Exhibit 29--Amendment to the Management Agreement between the Company and Prabhuling Patel (filed herewith).

  Exhibit 30--Management Agreement between the Company and Mac Rodgers (filed herewith).

  Exhibit 31--Amendment to the Management Agreement between the Company and Mac Rodgers (filed herewith).

  Exhibit 32--Management Agreement between the Company and Kenneth A. Glowacki (filed herewith).

  Exhibit 33--Amendment to the Management Agreement between the Company and Kenneth A. Glowacki (filed herewith).

  Exhibit 34--Registration Rights Agreement, dated as of February 24, 1997, between the Company and
R. R. Donnelley & Sons Company (filed as an exhibit to the Company's Current Report on Form 8-K, dated February 24, 1997, and incorporated herein by reference).

  Exhibit 35--Acknowledgment and Agreement, dated as of February 24, 1997, between the Company and R. R. Donnelley & Sons Company (filed as an exhibit to the Company's Current Report on Form 8-K, dated February 24, 1997, and incorporated herein by reference).

  Exhibit 36--Letter Agreement dated March 12, 1998 between the Company and
R. R. Donnelley & Sons Company (filed herewith).

  Exhibit 37--Transition Services Agreement between the Company and R. R. Donnelley & Sons Company (filed as an exhibit to the Company's Registration Statement on Form S-1 (No. 333-2042) that became effective on June 13, 1996, and incorporated herein by reference).

  Exhibit 38--Sales Agreement between the Company and R. R. Donnelley & Sons Company (filed as an exhibit to the Company's Registration Statement on Form S-1 (No. 333-2042) that became effective on June 13, 1996, and incorporated herein by reference).

  Exhibit 39--Amendment dated March 12, 1998 to Sales Agreement between the Company and R. R. Donnelley & Sons Company (filed herewith).

  Exhibit 40--Data Center Services Agreement between the Company and R. R. Donnelley & Sons Company (filed as an Exhibit to the Company's Registration Statement on Form S-1 (No. 333-2042) that became effective on June 13, 1996, and incorporated herein by reference).

  Exhibit 41--Amendment dated March 12, 1998 to Data Center Services Agreement between the Company and R. R. Donnelley & Sons Company (filed herewith).

  Exhibit 42--Tax Allocation and Indemnification Agreement between the Company and R. R. Donnelley & Sons Company (filed as an Exhibit to the Company's Registration Statement on Form S-1 (No. 333-2042) that became effective on June 13, 1996, and incorporated herein by reference).

  Exhibit 43--Press Release, dated March 12, 1998 (filed as an exhibit to the Company's Current Report on Form 8-K as filed on March 13, 1998, and incorporated herein by reference).

                                  SCHEDULE I

 Employment Contracts, Termination of Employment and Change-in-Control Arrangements

  Mr. Faber entered into a four-year employment agreement with the Company commencing on June 19, 1996, the date of the closing of the IPO which provides for a minimum annual base salary of $310,000. Mr. Eidell entered into a four-year employment agreement with the Company commencing on June 19, 1996 which provides for a minimum annual base salary of $230,000. Mr. Quarles entered into a four-year employment agreement with the Company commencing on June 19, 1996 which provides for a minimum annual base salary of $230,000.

  Mr. Faber's employment agreement provides for a severance payment equal to
(i) one and one-half times base salary (one times base salary for each of Messrs. Eidell and Quarles) minus the amount of any disability benefits where termination is by reason of disability or (ii) one and one-half times base salary (one times base salary for each of Messrs. Eidell and Quarles) where termination is by the Company for any reason other than for cause or by the executive upon breach by the Company of the agreement or for good reason. A severance payment will not be payable where termination is by the Company for cause, by the executive for any reason other than upon breach by the Company of the agreement or for good reason, or by reason of the executive's retirement or death. Each agreement also contains customary provisions providing for the non-disclosure of confidential information. Mr. Faber's agreement contains an agreement not to compete with the Company for a period of 18 months after the termination of the agreement. Each of Mr. Eidell's and Mr. Quarles' agreements contains an agreement not to compete with the Company for a period of 12 months after the termination of the agreement.

  Mr. Larrew entered into an employment agreement with Customer Insight Company, a wholly-owned subsidiary of the Company ("CIC"), in connection with the Company's acquisition of CIC in 1994. The agreement required CIC to pay Mr. Larrew a retention bonus equal to $300,000 if Mr. Larrew was employed by CIC on the third anniversary of CIC's acquisition by the Company. This retention bonus was paid to Mr. Larrew in 1997. In addition, the Company has agreed to pay Mr. Larrew another retention bonus equal to $300,000 if Mr. Larrew is employed by the Company on June 16, 2000. Pursuant to the agreement, Mr. Larrew agreed not to compete with CIC or any affiliate of CIC within North America and Europe during the term of the agreement and, upon the prior written notice from CIC and the payment of $100,000 in four quarterly installments, for one year after the termination of the agreement.

  Each of Messrs. Faber, Eidell, Larrew, Quarles, Bonello, Drake, Glowacki, Patel and Rodgers have entered into Management Agreements with the Company which provide severance benefits in the event of a change in control (as defined in the agreements) of the Company followed by termination of employment. The consummation of the Offer will constitute a change in control under these agreements. These agreements provide that if the executive's employment is terminated following a change in control of the Company unless such termination is (a) by the Company for cause (as defined in the agreements), (b) as a consequence of death or disability (as defined in the agreements), or (c) by the executive without Good Reason (as defined in the agreements), the executive will receive certain payments and benefits. These payments and benefits include (i) a lump sum payment equal to up to three times (two times in the case of the agreements of Messrs. Larrew, Bonello, Drake, Glowacki, Patel and Rodgers) the executive's current planned compensation (salary and bonus), (ii) an amount in cash equal to three years (two years in the case of the agreements of Messrs. Larrew, Bonello, Drake, Glowacki, Patel and Rodgers) of additional accrued benefits under the Pension Plan and (iii) life, disability, accident and health insurance benefits for a period of 36 months (24 months in the case of the agreements of Messrs. Larrew, Bonello, Drake, Glowacki, Patel and Rodgers) after termination of employment. These agreements also provide that if, after a change in control of the Company, any compensation paid to the executive, whether or not pursuant to such agreement, is subject to the federal excise tax on "excess parachute payments," the Company will pay to the executive such additional amount as may be necessary so that the executive realizes, after the payment of such excise tax and any income tax or excise tax on such additional amount, the amount of such compensation.

 Certain Transactions

  Prior to completion of the IPO, the Company was a wholly-owned subsidiary of Donnelley. During 1997, the Company had no outstanding indebtedness to Donnelley and Donnelley owned approximately 38.2% of the outstanding Shares. In addition, Messrs. Ward and Murphy, who are directors of the Company, are employees of Donnelley. Mr. Ward is President and Chief Operating Officer of Donnelley and Mr. Murphy is Vice President and Corporate Controller of Donnelley.

  Prior to completion of the IPO, the Company obtained certain services from, and provided certain services to, Donnelley, participated in a number of employee benefit plans maintained by Donnelley and was included as part of Donnelley's federal income tax and certain other tax returns. In connection with the IPO, the Company entered into certain agreements with Donnelley relating to these matters. None of these agreements resulted from "arm's length" negotiations.

  Pursuant to a Transition Services Agreement between Donnelley and the Company, Donnelley or its affiliates agreed to perform certain legal, environmental, real estate, risk management and tax services for the Company, and the Company agreed to furnish Donnelley certain financial information. The Transition Services Agreement was in effect until December 31, 1996, except with respect to tax services, the provision of which ended on January 31, 1997, and with respect to certain legal services, the provision of which ended on June 30, 1997. Total payments by the Company to Donnelley for services performed pursuant to the Transition Services Agreement were approximately $16,000 in 1997.

  Pursuant to a Sales Agreement between Donnelley and the Company, Donnelley agreed that, to the extent Donnelley identifies certain opportunities for sales of services of the type that the Company provides from among Donnelley's current and prospective customers, it will obtain detailed requirements regarding the sales opportunity and, prior to soliciting any competitor of the Company to provide the services, request a quotation from the Company for the Company's terms of providing the services. If the Company furnishes a quotation and if Donnelley successfully sells the services of the Company to the customer, Donnelley will, following performance of the services, invoice and seek to collect the amounts owed from the customer for the services provided by the Company. Upon collection of such amounts from the customer, Donnelley will pay over the collected amount less a specified percentage which, pursuant to an amendment to the Sales Agreement dated March 12, 1998, is generally four percent. During 1997, sales by Donnelley of the Company's products and services approximated $21.9 million. Pursuant to the amendment described above, the term of this Agreement was extended until December 31, 2000. This amendment is effective upon the consummation of the Offer, but should the consummation of the Offer not occur prior to May 31, 1998, this amendment shall be null and void.

  Pursuant to a Data Center Services Agreement between Donnelley and the Company, the Company provides to Donnelley general computer and data processing services, including mainframe processing and technical software systems support and data processing for Donnelley's internal business purposes. Pursuant to the Data Center Services Agreement, Donnelley agreed to pay the Company an annualized fee of $4.3 million for the Company's services under the agreement during the period ended on December 31, 1996 and, thereafter, the yearly fee would be adjusted according to changes in Donnelley's service needs and increased by an amount equal to the average published consumer price index increase for the preceding 12 months, measured at September 30 of each year, provided that such increases would not exceed six percent per year. In 1997, Donnelley paid approximately $4.4 million to the Company in connection with such services. Pursuant to an amendment to the Data Center Services Agreement dated March 12, 1998, the term of this Agreement was extended until December 31, 1999 and certain performance standards were added. After December 31, 1999, the Data Center Services Agreement will automatically renew unless terminated by either party upon six months' notice. This amendment is effective upon consummation of the Offer, but should the consummation of the Offer not occur prior to May 31, 1998, this amendment shall be null and void.

  Prior to completion of the IPO, the Company was included in the consolidated federal income tax return of Donnelley and filed on a combined basis with Donnelley in certain states. Thus, rather than paying income taxes directly in these jurisdictions, the Company made tax sharing payments to Donnelley pursuant to Donnelley's tax allocation policy. In general, Donnelley's tax allocation policy provided that the consolidated or combined tax liability was allocated among the entities in the consolidated or combined group based principally upon taxable income, credits, preferences and other amounts directly related to each entity. Upon completion of the IPO, the Company no longer was permitted to be included in such consolidated and combined tax returns. Instead, it began to file its own federal, state and local income tax returns and pay its own taxes on a separate company basis. Pursuant to a Tax Allocation and Indemnification Agreement between Donnelley and the Company, however, the Company remained obligated to pay to Donnelley any income taxes shown on such consolidated and combined tax returns, generally to the extent attributable to the Company, for the tax period (the "Interim Period") beginning on January 1, 1996 and ending on June 19, 1996 (to the extent that it has not previously paid such amounts to Donnelley). In addition, the Tax Allocation and Indemnification Agreement provides that if the income tax liability shown on any such consolidated or combined tax return for the Interim Period and attributable to the Company is adjusted as a result of an action of a taxing authority or a court, then the Company would pay to Donnelley the full amount of any increase in such tax liability (together with any applicable interest and penalties). Under federal regulations, the Company will be subject to several liability for the consolidated federal income taxes for any tax year (including the Interim Period) in which it was a member of the Donnelley federal consolidated group (whether or not such taxes are attributable to the Company). Donnelley has agreed to indemnify the Company against such liability and any similar liability under state and local law. Donnelley has also agreed to indemnify the Company against any increase in the Company's income taxes (whether or not related to taxes paid on a consolidated or combined basis) for periods prior to January 1, 1996 that results from an action of a taxing authority or a court (except to the extent such increase provides tax benefits to the Company for periods beginning on or after January 1, 1996, in which case the sum of such tax benefits will be retained by Donnelley or paid by the Company to Donnelley). During 1997, the Company did not pay any amounts to Donnelley pursuant to the Tax Allocation and Indemnification Agreement.

  On February 24, 1997, the Board of Directors of the Company adopted a stockholder rights plan (the "Rights Plan"). Contemporaneously with the adoption of the Rights Plan, the Company entered into a Registration Rights Agreement and a Letter Agreement with Donnelley. Pursuant to the Registration Rights Agreement, the Company granted Donnelley, among other things, the right to four demands for the registration of the Common Stock owned by it under the federal securities laws and the right to be included in other registrations of the Common Stock on behalf of the Company or others. In consideration of the grant of such registration rights, Donnelley entered into the Letter Agreement whereby it agreed, among other things, not to oppose the adoption of the Rights Plan and not to seek the redemption of the rights or the termination of the Rights Plan. In addition, the Letter Agreement sets forth the number of directors of the Company that Donnelley is entitled to elect based on the level of Donnelley's ownership in the Company. As a condition and inducement to Parent and Purchaser to enter into the Merger Agreement, the Company and Donnelley entered into an amendment to the Letter Agreement that provided for the termination of the Letter Agreement effective upon the consummation of the Offer.

                                  SCHEDULE II

  The following purchases of Shares were made on December 31, 1997 by the executive officers listed below pursuant to the Company's Employee Stock Purchase Plan:

      EXECUTIVE OFFICER                                         NUMBER OF SHARES
      -----------------                                         ----------------
      James R. Drake...........................................     197.368
      Ronald G. Eidell.........................................      78.947
      Barton L. Faber..........................................     400
      Tery R. Larrew...........................................     184.539
      Prabhuling Patel.........................................     254.933
      Mac E. Rodgers...........................................     296.053

  As part of the annual stock option grants to employees of the Company on February 5, 1998, the Human Resources Committee of the Board of Directors of the Company granted stock options in the following amounts to the executive officers listed below:

                                                                NUMBER OF SHARES
                                                                   UNDERLYING
      EXECUTIVE OFFICER                                         OPTIONS GRANTED
      -----------------                                         ----------------
      Philip H. Bonello........................................       7,000
      James R. Drake...........................................      25,000
      Ronald G. Eidell.........................................      30,000
      Barton L. Faber..........................................      50,000
      Kenneth A. Glowacki......................................       7,000
      Tery R. Larrew...........................................      25,000
      Prabhuling Patel.........................................      15,000
      Thomas J. Quarles........................................      30,000
      Mac E. Rodgers...........................................      25,000

                                   SIGNATURE

  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          Metromail Corporation

                                                 /s/ Thomas J. Quarles
                                          By: _________________________________
                                            Name: Thomas J. Quarles
                                            Title: Senior Vice President,
                                             General Counsel,
                                                 Chief Administrative Officer
                                                 and Secretary

Dated: March 16, 1998

                                    ANNEX I

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

  This Information Statement is being mailed on or about March 16, 1998 as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Metromail Corporation (the "Company") to the holders of record of shares of Common Stock, par value $.01 per share, of the Company (the "Shares" or "Common Stock"). You are receiving this Information Statement in connection with the possible election of persons designated by Parent (as defined below) to a majority of the seats on the Board of Directors of the Company (the "Board of Directors").

  On March 12, 1998, the Company, The Great Universal Stores P.L.C., a company incorporated under the laws of England ("Parent"), and Great Universal Acquisition Corp. ("Purchaser"), a Delaware corporation and an indirect wholly owned subsidiary of Parent, entered into an Agreement and Plan of Merger (the "Merger Agreement") and, in accordance with the terms and subject to the conditions therein, (i) Parent and Purchaser commenced a tender offer (the "Offer") for any and all outstanding Shares at a price of $31.50 per Share, net to the seller in cash, without interest thereon (the "Purchase Price"), and (ii) at the Effective Time (as such term is defined in the Merger Agreement), Purchaser will be merged with and into the Company (the "Merger"). As a result of the Offer and the Merger, the Company will become an indirect and wholly owned subsidiary of Parent.

  The Merger Agreement provides that, promptly upon the purchase of Shares by Parent or Purchaser or any of its Subsidiaries pursuant to the Offer and/or pursuant to any of the Stock Purchase Agreements (as defined in the Merger Agreement) which represents at least a majority of the outstanding Shares, Purchaser will be entitled to designate up to such number of directors, rounded up to the next whole number, on the Board of Directors as is equal to the number of directors which is the product of (i) the total number of directors on the Board of Directors (giving effect to the directors designated by Purchaser pursuant to this sentence) multiplied by (ii) the percentage that the number of Shares so accepted for payment bears to the total number of Shares then outstanding. In furtherance thereof, the Company will, upon request of Purchaser, use its reasonable best efforts promptly either to increase the size of its Board of Directors or secure the resignations of such number of its incumbent directors, or both, as is necessary to enable Purchaser's designees to be so elected to the Board of Directors, and shall take all actions available to the Company to cause Purchaser's designees to be so elected. At such time, the Company will, if requested by Purchaser, also cause persons designated by Purchaser to constitute at least the same percentage (rounded up to the next whole number) as is on the Board of Directors of (i) each committee of the Board of Directors, (ii) each board of directors (or similar body) of each subsidiary of the Company and (iii) each committee (or similar body) of each such board. Notwithstanding the foregoing, the Company, Parent and Purchaser have agreed that, until the Effective Time, the Board of Directors shall have at least two directors who are directors as of the date of the Merger Agreement (the "Independent Directors"); provided, however, that, in such event, if the number of Independent Directors shall be reduced below two, the remaining Independent Director shall be entitled to designate a person to fill such vacancy who shall be deemed to be an Independent Director for purposes of the Merger Agreement or, if no Independent Director then remains, the other directors shall designate two persons to fill such vacancies who shall not be stockholders, affiliates or associates of Purchaser or Parent and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder.

  The following information is given as of the date of the Schedule 14D-9, March 16, 1998, unless indicated otherwise. You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used herein and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9.

  Pursuant to the Merger Agreement, the Purchaser commenced the Offer on March 16, 1998. The Offer is scheduled to expire at 12:00 midnight, New York City time, on Friday, April 10, 1998, unless extended.

  The information contained in this Information Statement concerning Parent and Purchaser has been furnished to the Company by the Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

                CERTAIN INFORMATION WITH RESPECT TO THE COMPANY

                         VOTING RIGHTS AND PROCEDURES

  The Common Stock is the only issued and outstanding class of stock. At the close of business on March 12, 1998, the Company had issued and outstanding 22,516,996 shares of Common Stock. Each Share entitles the holder thereof to one vote on each matter submitted to a vote of stockholders.

                              BOARD OF DIRECTORS

  The Company's Certificate of Incorporation provides for three classes of directors of as nearly equal size as possible, and further provides that the total number of directors shall be determined by resolution adopted by a majority of the directors, except that the total number of directors shall not be less than one nor more than fifteen. The term of each class of directors is three years and the term of one class expires each year in rotation.

INFORMATION ABOUT DIRECTORS

 Director of the Second Class

  Term Expires at the 1998 Annual Meeting

  Robert C. McCormack has been a director of the Company since August 1996. Mr. McCormack is a founding partner of Trident Capital Inc., a private equity investment firm that invests in information and business services companies. Prior to founding Trident Capital, he served as Assistant Secretary of the Navy (financial management) and Comptroller of the Navy from 1990 to 1993. From 1987 to 1990, he also served as Deputy Under Secretary of Defense for Acquisitions (acting), Deputy Under Secretary of Defense for Industrial and International Programs and Deputy Assistant Secretary of Defense for Production Support. From 1981 to 1987, Mr. McCormack was vice president, principal and managing director of Morgan Stanley & Co. Incorporated. He is also a member of the board of directors of Illinois Tool Works, Inc. and DeVry Inc. Mr. McCormack is Chairman of the Human Resources and Audit Committees. Age 58.

 Directors of the Third Class

  Terms Expire in 1999

  Barton L. Faber has been Chairman of the Company since January 1996, President and Chief Executive Officer since January 1998 and a director of the Company since July 1995. He served as President, Information Resources of R.
R. Donnelley & Sons Company ("R. R. Donnelley") from January 1995 to June 1996. From September 1989 until January 1995, he was President, Information Services of R. R. Donnelley. Prior to that time, he was Vice President and Director, Information Services of R. R. Donnelley in 1989, Vice President, Corporate Development of R. R. Donnelley from April 1985 until 1989 and Group Manager, Business Development and Analysis of R. R. Donnelley from the time he joined R. R. Donnelley in January 1985 until April 1985. Prior to joining R.
R. Donnelley, he held various positions with Mobil Oil Corporation and Ramada Europe. Mr. Faber is also a member of the board of directors of Document Sciences Corporation and Xeikon N.V. Age 50.

  Peter F. Murphy has been a director of the Company since February 1996 and has been Vice President and Corporate Controller of R. R. Donnelley since April 1995. From June 1994 until April 1995, Mr. Murphy was

Director, Financial Reporting of R. R. Donnelley. Prior to joining R. R. Donnelley, he was with Kraft General Foods, Inc. where he served as Assistant Controller-International from May 1992 until May 1994 and Assistant Corporate Controller from 1989 until 1992, and was general practice manager with Coopers & Lybrand from 1983 until 1989. Age 42.

 Directors of the First Class

  Terms Expire in 2000

  Jonathan P. Ward has been a director of the Company since February 1996 and has been President and Chief Operating Officer of R. R. Donnelley since October 1997. Mr. Ward joined R. R. Donnelley in 1977 and has held a number of positions, including Executive Vice President and Sector President, Commercial Print Sector of R. R. Donnelley from 1995 until October 1997, Sector President, Commercial Print Sector of R. R. Donnelley in 1994, President, Merchandise Media of R. R. Donnelley from 1992 to 1994 and President, Financial Services of R. R. Donnelley in 1991. Mr. Ward is also a member of the board of directors of Siegwerk, Inc. Age 43.

  Donald N. Boyce has been a director of the Company since July 1997. Mr. Boyce is the Chairman and Chief Executive Officer of IDEX Corporation, a manufacturer of fluid handling and industrial products. He has held that position since 1988. Mr. Boyce is a member of the board of directors of United Dominion Industries. Mr. Boyce is a member of the Human Resources and Audit Committees. Age 59.

MEETINGS AND COMMITTEES OF THE BOARD

  The Board of Directors has two standing committees: the Human Resources Committee and the Audit Committee. The Board of Directors does not have a Nominating Committee or any committee performing similar functions. The Board of Directors met eight times during 1997. During 1997, each director was present for 75% or more of the total number of meetings of the Board of Directors and Committees of the Board of which such director was a member.

  The Human Resources Committee makes recommendations to the Board of Directors regarding the selection, retention and compensation of senior officers of the Company, the overall compensation strategy of the Company, the compensation of non-employee directors and management succession. The Human Resources Committee also is responsible for administering and making grants under the Amended and Restated Metromail Corporation 1996 Stock Incentive Plan (the "1996 Plan") and the Metromail Corporation 1996 Broad-Based Employee Stock Plan and is responsible for administering the Metromail Corporation 1997 Employee Stock Purchase Plan. The Human Resources Committee met twice in 1997.

  The Audit Committee is responsible for reviewing with management the financial controls, accounting and audit and reporting activities of the Company. The Audit Committee reviews the qualifications of the Company's independent auditors, makes recommendations to the Board of Directors as to the selection of independent auditors, reviews the scope, fees and results of any audit and reviews non-audit services and related fees provided by the independent auditors. The Audit Committee also reviews and reports to the Board of Directors regarding the implementation of the Company's Standards of Ethics and Business Conduct and the Company's Information Practices Group. The Audit Committee met twice in 1997.

                              EXECUTIVE OFFICERS

  Information with respect to those individuals who served as executive officers of the Company as of December 31, 1997 is set forth below.

             NAME         AGE   POSITION
             ----         ---   --------
      Barton L. Faber      50   Chairman, Chief Executive Officer, President and Director (1)
      Susan L. Henricks    47   Former President and Chief Executive Officer and Director (1)
      Philip H. Bonello    46   Senior Vice President, Information (2)
      James R. Drake       36   President, Mail Production Services
      Ronald G. Eidell     53   Senior Vice President and Chief Financial Officer
      Kenneth A. Glowacki  45   Vice President, Finance
      Tery R. Larrew       43   President, Database Marketing Services and President, Customer
                                Insight Company
      Thomas J. Quarles    48   Senior Vice President, General Counsel, Chief Administrative Officer
                                and Secretary
      Mac E. Rodgers       38   President, Information Services

--------
(1) Effective January 2, 1998, Ms. Henricks resigned as President and Chief Executive Officer and a director of the Company. Effective with Ms. Henricks' resignation, Mr. Faber was elected to the additional positions of President and Chief Executive Officer of the Company.
(2) Effective January 1, 1998, Mr. Bonello became Senior Vice President, Information of the Company. Prior to that time, Mr. Bonello was Senior Vice President and General Manager, On-Line Services of the Company.

  Barton L. Faber has been Chairman of the Company since January 1996, President and Chief Executive Officer since January 1998 and a director of the Company since July 1995. He served as President, Information Resources of R.
R. Donnelley from January 1995 to June 1996. From September 1989 until January 1995, he was President, Information Services of R. R. Donnelley. Prior to that time, he was Vice President and Director, Information Services of R. R. Donnelley in 1989, Vice President, Corporate Development of R. R. Donnelley from April 1985 until 1989, and Group Manager, Business Development and Analysis of R. R. Donnelley from the time he joined R. R. Donnelley in January 1985 until April 1985. Prior to joining R. R. Donnelley, he held various positions with Mobil Oil Corporation and Ramada Europe. Mr. Faber is also a member of the board of directors of Document Sciences Corporation and Xeikon N.V.

  Susan L. Henricks resigned from the Company effective January 2, 1998. Prior to that time, Ms. Henricks had been a director of the Company since January 1996 and President and Chief Executive Officer of the Company since July 1995. She was President of the Company from May 1995 until July 1995. Ms. Henricks joined the Company in 1986 and served as Reference and Information Services Division President from 1990 to May 1995, Senior Vice President, Information Services, in 1989, Vice President, Data Processing in 1988 and Vice President of Production from 1986 to 1988. Prior to joining the Company, she held various positions with CNA Insurance Company, Centerre Bank, N.A. and The Signature Group.

  Philip H. Bonello has served as Senior Vice President, Information of the Company since January 1998. Since joining the Company in 1986, he was Senior Vice President and General Manager, On-Line Services of the Company from July 1995 to January 1998, Vice President, Electronic Services and Vice President, Marketing Research from 1993 to 1995, Director of Marketing from 1992 to 1993 and Director of Corporate Planning from 1986 to 1992. Prior to joining the Company, he held various positions with Coopers & Lybrand from 1984 to 1986 and DePaul University from 1980 to 1994.

  James R. Drake has served as President, Mail Production Services since January 1997. Since joining the Company in 1984, he served as Senior Vice President and General Manager, Mail Production Services from 1995 to 1996, Vice President, Plant Manager from 1989 to 1995, and has held various other managerial and financial positions. For the six-month period between September 1995 and March 1996, Mr. Drake left the Company and served as President of INSYNQ Services, a mailing, sorting and distribution venture.

  Ronald G. Eidell has been Senior Vice President and Chief Financial Officer of the Company since February 1996. He served as Senior Vice President, Finance of R. R. Donnelley from January 1996 to June 1996. From 1991 until January 1996, he was Senior Vice President and Treasurer of R. R. Donnelley. Prior to that time, he was Vice President and Treasurer of R. R. Donnelley from 1988 to 1991, Treasurer of R. R. Donnelley in 1988 and Controller of R.
R. Donnelley from 1982 to 1986. From February 1987 until rejoining R. R. Donnelley in 1988, he was Vice President-Chief Financial Officer and Treasurer of Advanced Systems, Inc.

  Kenneth A. Glowacki has been Vice President, Finance of the Company since September 1988. From December 1986 to September 1988, he served as Director of Internal Audit of R. R. Donnelley. Prior to that time, Mr. Glowacki was an Audit Manager at Arthur Andersen & Co.

  Tery R. Larrew has served as President, Database Marketing Services of the Company since December 1996 and President, Customer Insight Company since 1990. Prior to that time, he was a Principal at Pinnacle Management Corporation and held various executive positions at First Financial Management Corporation.

  Thomas J. Quarles has been Senior Vice President, General Counsel and Chief Administrative Officer of the Company since February 1996 and Secretary of the Company since April 1996. He served as Senior Vice President and General Counsel of R. R. Donnelley from February 1995 to June 1996. From January 1991 until February 1995, he was Vice President and Associate General Counsel of Ameritech Corporation. From April 1985 until December 1990 he was Vice President and General Counsel of Ameritech Publishing, Inc. and from 1979 until March 1985, he was general attorney for Michigan Bell Telephone Company.

  Mac E. Rodgers has served as President, Information Services of the Company since November 1997. Mr. Rodgers joined the Company in 1984 and served as Senior Vice President and General Manager, Information Services from December 1996 to November 1997, Vice President and General Manager, List and Cole Services from July 1995 to December 1996, Vice President and General Manager, Cole Services from January 1995 to July 1995, Vice President, Sales from 1993 to January 1995 and Vice President and Plant Manager from 1990 to 1993, along with various production and managerial positions.

                     BENEFICIAL OWNERSHIP OF COMMON STOCK

OWNERSHIP BY CERTAIN BENEFICIAL OWNERS

  The following table sets forth certain information with respect to the beneficial ownership of the outstanding Common Stock by each person known to the Company to be the beneficial owner of more than 5% of the outstanding Common Stock as of December 31, 1997. The information set forth below is based on information available to the Company and a review of statements filed with the Securities and Exchange Commission (the "Commission") pursuant to Sections 13(d) and 13(g) of the Securities Exchange Act of 1934 (the "Exchange Act").

                                                  SHARES OF      PERCENTAGE OF
                                                 COMMON STOCK     OUTSTANDING
      NAME AND ADDRESS                        BENEFICIALLY OWNED SHARES OWNED
      ----------------                        ------------------ -------------
      R. R. Donnelley & Sons Company.........     8,600,000          38.2%
       77 West Wacker Drive
       Chicago, Illinois 60601
      David L. Babson and Company
       Incorporated..........................     1,495,740           6.6%
       One Memorial Drive
       Cambridge, Massachusetts 02142
      Snyder Capital Management, L.P.........     1,335,700           5.9%
       350 California Street, Suite 1460
       San Francisco, California 94104

OWNERSHIP BY DIRECTORS AND EXECUTIVE OFFICERS

  The following table sets forth certain information with respect to the beneficial ownership of the outstanding Common Stock as of December 31, 1997 by (i) each director of the Company, (ii) each of the five executive officers of the Company named in the table under "Compensation of Directors and Executive Officers--Summary Compensation Table," and (iii) all directors and officers of the Company as a group. Unless otherwise indicated, all persons listed have sole voting and dispositive power over the shares beneficially owned. For more information regarding stock ownership and stock options, see "Certain Stock Ownership Information" in, and Schedule II to, the Schedule 14D-9.

                                                      SHARES OF
                                                     COMMON STOCK  PERCENTAGE OF
                                                     BENEFICIALLY   OUTSTANDING
      NAME                                              OWNED      SHARES OWNED
      ----                                           ------------  -------------
      Barton L. Faber...............................    61,920(1)         *
      Susan L. Henricks.............................    49,242(2)         *
      Ronald G. Eidell..............................    24,214(3)         *
      Donald N. Boyce...............................     2,000(4)         *
      Robert C. McCormack...........................    18,200(5)         *
      Peter F. Murphy...............................     6,000(5)         *
      Tery R. Larrew................................    13,348(6)         *
      Thomas J. Quarles.............................    18,500(7)         *
      Jonathan P. Ward..............................     8,500(8)         *
      Directors and executive officers as a group
       (13 persons).................................   255,954(9)       1.1%

--------
*Less than 1%.
 (1) Includes 12,750 shares of restricted Common Stock that vest in increments of 4,250 shares on each of June 19, 1998, 1999 and 2000. Also includes 42,500 shares which are not currently owned but which could be acquired by exercise of stock options.
 (2) Includes 42,500 shares which are not currently owned but which could be acquired by exercise of stock options. Excludes 12,750 shares of restricted Common Stock that were forfeited upon Ms. Henricks' resignation as President and Chief Executive Officer and a director of the Company, effective January 2, 1998.

 (3) Includes 16,000 shares which are not currently owned but which could be acquired by exercise of stock options.
 (4) Includes 1,000 shares of restricted Common Stock that vest on July 28,
     2000.
 (5) Includes 1,000 shares of restricted Common Stock that vest on September 1, 1999. Also includes 5,000 shares which are not currently owned but which could be acquired by exercise of stock options.
 (6) Includes 12,500 shares which are not currently owned but which could be acquired by exercise of stock options.
 (7) Includes 17,500 shares which are not currently owned but which could be acquired by exercise of stock options.
 (8) Includes 1,000 shares of restricted Common Stock that vest on September 1, 1999. Also includes 7,500 shares which are not currently owned but which could be acquired by exercise of stock options.
 (9) Includes the options and the shares of restricted Common Stock described in the notes above. Also includes 50,000 shares which are not currently owned but which could be acquired by exercise of stock options by the four executive officers not listed in the above table.

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

  Section 16(a) of the Exchange Act requires the Company's directors, officers and certain stockholders to file with the Commission an initial statement of beneficial ownership and certain statements of changes in beneficial ownership of equity securities of the Company. During 1997, none of such directors, officers or stockholders were late in filing their required statements under
Section 16(a).

               COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

SUMMARY COMPENSATION TABLE

  The following table sets forth compensation information for the Company's Chairman and the other four most highly compensated executive officers of the Company serving as such on December 31, 1997. Information for prior years is omitted in accordance with the rules of the Commission.

                                ANNUAL COMPENSATION             LONG-TERM COMPENSATION
                              ----------------------------- -------------------------------
                                                                    AWARDS          PAYOUTS
                                                     OTHER  ----------------------- -------   ALL
                                                    ANNUAL  RESTRICTED  SECURITIES           OTHER
                                                    COMPEN-   STOCK     UNDERLYING   LTIP   COMPEN-
        NAME AND              SALARY      BONUS     SATION  AWARDS(S)  OPTIONS/SARS PAYOUTS SATION
   PRINCIPAL POSITION    YEAR   ($)        ($)        ($)     ($)(1)      (#)(2)      ($)     ($)
   ------------------    ---- -------    -------    ------- ---------- ------------ ------- -------
Barton L. Faber......... 1997 310,008     62,001         0         0      25,000          0      0
 Chairman, President and 1996 310,008    106,764    13,033   357,000     170,000          0  7,864
 Chief Executive Officer
  (3)                    1995 275,000    100,047    10,016   286,875      13,500    220,559  4,665
Susan L. Henricks....... 1997 280,000     56,000         0         0      20,000          0  6,923(5)
 Former President and    1996 245,667    118,620     8,694   357,000     170,000          0  6,412
 Chief Executive Officer
  (4)                    1995 216,233     70,420     6,716   286,875      12,000          0      0
Ronald G. Eidell........ 1997 230,004     34,500         0         0      13,000          0  1,650(5)
 Senior Vice President
  and                    1996 123,149(6)  67,949     9,917         0      64,000          0  5,271
 Chief Financial Officer
Tery R. Larrew.......... 1997 189,583    411,475(7)      0         0      10,000          0      0
 President, Database
  Marketing              1996 156,000    113,568     8,985         0      50,000          0      0
 Services and President, 1995 147,710    109,008     2,583         0       6,000          0      0
 Customer Insight
  Company
Thomas J. Quarles....... 1997 230,004     34,500         0         0      13,000          0  5,316(5)
 Senior Vice President,
  General                1996 123,149(6)  67,949     9,383         0      70,000          0      0
 Counsel, Chief
  Administrative
 Officer and Secretary

--------
(1) All 1996 amounts reflect the value of restricted stock awards of Company Common Stock and all 1995 amounts reflect the value of restricted stock awards of R. R. Donnelley common stock. As of December 31, 1997, both Mr. Faber and Ms. Henricks held 12,750 shares of restricted Company Common Stock valued at $227,906 in the aggregate. Values of restricted stock awards shown in the Summary Compensation Table are based on the closing price of the Company Common Stock or R. R. Donnelley common stock on the respective dates of grant. Dividends are paid on restricted Company Common Stock at the same rate and at the same time as on the Company Common Stock. Such restricted Company Common Stock vests in increments of 4,250 shares on each of June 19, 1998, 1999 and 2000.
(2) The security underlying the stock options reflected in this column for 1996 and 1997 is Company Common Stock and for 1995 is R. R. Donnelley common stock.
(3) Until June 19, 1996, the compensation of Mr. Faber was paid by R. R. Donnelley.
(4) Ms. Henricks resigned as President and Chief Executive Officer and a director of the Company, effective January 2, 1998.
(5) Premiums paid by the Company in connection with whole life insurance policies.
(6) Reflects salary paid by the Company for the period beginning on June 19, 1996. Prior to that date, Messrs. Eidell and Quarles were employees of R.
    R. Donnelley.
(7) Includes payment to Mr. Larrew of a $300,000 retention bonus payable pursuant to his employment agreement with Customer Insight Company, a wholly-owned subsidiary of the Company ("CIC"), which provided that if Mr. Larrew was employed by CIC on the third anniversary of the Company's acquisition of CIC, he would receive such bonus.

OPTION GRANTS IN LAST FISCAL YEAR

  The following table sets forth information for the individuals named in the Summary Compensation Table regarding grants in 1997 of options to purchase Common Stock.

                                                                                           POTENTIAL
                                                                                          REALIZABLE
                                                                                           VALUE AT
                                                                                        ASSUMED ANNUAL
                                                                                        RATES OF STOCK
                                                                                             PRICE
                                                                                         APPRECIATION
                                               INDIVIDUAL GRANTS                        FOR OPTION TERM
                         -------------------------------------------------------------- ---------------
                               NUMBER OF            % OF TOTAL     EXERCISE
                         SECURITIES UNDERLYING  OPTIONS GRANTED TO   PRICE   EXPIRATION
NAME                     OPTIONS GRANTED (#)(1) EMPLOYEES IN 1997  ($/SHARE)    DATE     5%($)  10%($)
----                     ---------------------- ------------------ --------- ---------- ------- -------
Barton L. Faber.........         25,000                5.8%         $19.25    7/29/07   302,656 766,989
Susan L. Henricks.......         20,000(2)             4.6%         $19.25    7/29/07   242,124 613,591
Ronald G. Eidell........         13,000                3.0%         $19.25    7/29/07   157,380 398,834
Tery R. Larrew..........         10,000                2.3%         $19.25    7/29/07   121,062 306,795
Thomas J. Quarles.......         13,000                3.0%         $19.25    7/29/07   157,380 398,834

--------
(1) Each of the options becomes exercisable in three annual 33 1/3% installments on each of the first three anniversaries of the date of grant, unless the vesting schedule is accelerated to become fully exercisable upon a change of control as defined in the 1996 Plan or after the first anniversary of the date of grant upon death, retirement or disability.
(2) The options granted to Ms. Henricks during 1997 were canceled upon her resignation from the Company.

AGGREGATED OPTION EXERCISES IN 1997 AND FISCAL YEAR-END OPTION VALUES

  The following table sets forth information for the individuals named in the Summary Compensation Table regarding their holdings of unexercised options to purchase Common Stock as of December 31, 1997. None of the named individuals exercised options to purchase Common Stock in 1997.

                              NUMBER OF SECURITIES       VALUE OF UNEXERCISED
                             UNDERLYING UNEXERCISED      IN-THE-MONEY OPTIONS
                          OPTIONS AT DECEMBER 31, 1997 AT DECEMBER 31, 1997 ($)
NAME                       EXERCISABLE/UNEXERCISABLE   EXERCISABLE/UNEXERCISABLE
----                      ---------------------------- -------------------------
Barton L. Faber..........        42,500/152,500                   -0-
Susan L. Henricks........        42,500/147,500(1)                -0-
Ronald G. Eidell.........         16,000/61,000                   -0-
Tery R. Larrew...........         12,500/47,500                   -0-
Thomas J. Quarles........         17,500/65,500                   -0-

--------
(1) Ms. Henricks' unexercisable options were canceled upon her resignation from the Company and her exercisable options will be canceled if not exercised on or prior to April 2, 1998.

RETIREMENT BENEFITS

  Under the Metromail Corporation Pension Plan (the "Pension Plan"), employees who met the eligibility requirements accrued in 1997 an annual retirement benefit computed at the rate of 1.5% on compensation up to "covered compensation," and 2% on compensation in excess of "covered compensation" but not in excess of $160,000 (the maximum amount of compensation for 1997 on which benefits can accrue under current law). The compensation covered by the Pension Plan includes wages and salaries, supplementary compensation and commissions. An employee's "covered compensation" for a year is the average of the Social Security wage bases for the 35-year period ending with such year. Benefits are paid monthly after retirement for the life of the participant (straight life annuity amount) or, if the participant is married or has elected an optional benefit form, in an actuarially reduced amount for the life of the participant and the participant's surviving spouse or other surviving person named as a contingent member. Benefits under the Pension Plan are limited to the extent required by provisions of the Internal Revenue Code and the Employee Retirement Income Security Act of 1974. If payment of actual retirement benefits is limited by such provisions, an amount equal to any reduction in retirement benefits will be paid as a supplemental benefit under the Unfunded Supplemental Benefit Plan (the "Supplemental Plan") adopted by the Board of Directors in 1995.

  The following table contains information concerning annual benefits payable pursuant to the Pension Plan and the Supplemental Plan on a straight life annuity basis upon retirement at age 65 for the individuals named in the Summary Compensation Table. These benefits include the annual benefits to be paid at age 65 computed on service through December 31, 1997, estimated additional annual benefits which may be earned in the future, assuming the individuals continue in the Company's employ to age 65 and current compensation levels remain unchanged, and total estimated annual benefits on retirement at age 65.

                                                  ESTIMATED ADDITIONAL
                                                   ANNUAL BENEFITS ON  TOTAL ESTIMATED ANNUAL
                                                  RETIREMENT AT AGE 65  BENEFITS COMPUTED ON
                                                   FOR SERVICE AFTER      SERVICE THROUGH
                          ANNUAL BENEFITS TO BE      1997 ASSUMING       DECEMBER 31, 1997
                          PAID AT AGE 65 ON THE     CONTINUATION OF     PLUS BENEFITS WHICH
                         BASIS OF SERVICE THROUGH   EMPLOYMENT UNTIL      MAY BE EARNED IN
INDIVIDUAL                DECEMBER 31, 1997 ($)        AGE 65 ($)            FUTURE ($)
----------               ------------------------ -------------------- ----------------------
Barton L. Faber.........          11,492                117,225               128,717
Susan L. Henricks.......          40,359                141,245               181,604
Ronald G. Eidell........           8,263                 67,043                75,306
Tery R. Larrew (1)......             -0-                    -0-                   -0-
Thomas J. Quarles.......           8,023                102,327               110,350

--------
(1) Mr. Larrew is not covered by the Pension Plan or the Supplemental Plan.

COMPENSATION OF DIRECTORS

  Pursuant to the 1996 Plan, on September 1 of each year, directors who are not employees of the Company ("non-employee directors") are granted an option to purchase 5,000 shares of Common Stock at a price equal to the fair market value of a share of Common Stock on the date of grant. At their election, non-employee directors also receive annually either (i) a cash retainer equal to $15,000, payable quarterly in arrears, or (ii) an option to purchase 2,500 shares of Common Stock at a price equal to the fair market value of a share of the Common Stock on the date of grant, which option is granted on September 1 of each year. All such option grants become exercisable on the first anniversary of the date of grant. Each non-employee director also receives a one-time grant of 1,000 shares of restricted Common Stock, which shares vest on the third anniversary of the date of grant so long as such person is still serving as a director of the Company at that time. Each of Messrs. McCormack, Murphy and Ward received such grant on September 1, 1996. Mr. Boyce received such grant on July 28, 1997. Each future non-employee director will be granted the restricted shares and the options described above on the date on which such person is first elected or begins to serve as a non-employee director. Beginning on September 1, 1997 pursuant to the Metromail Corporation Directors' Deferred Retainer Plan, directors may elect to defer receipt of their cash retainer, if any, until a date not to exceed the date on which they cease to be directors of the Company. During any such deferral period, the deferred cash retainer will accrue interest at a rate equal to the return on five-year U.S. Treasury obligations. None of the current non-employee directors has made such election.

EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL
ARRANGEMENTS

  Mr. Faber entered into a four-year employment agreement with the Company commencing on June 19, 1996, the date of the closing of the IPO which provides for a minimum annual base salary of $310,000. Ms. Henricks resigned as President and Chief Executive Officer and as a director of the Company, effective January 2, 1998. Ms. Henricks had entered into a four-year employment agreement with the Company commencing on June 19, 1996 which provided for a minimum annual base salary of $255,000. Mr. Eidell entered into a four-year employment agreement with the Company commencing on June 19, 1996 which provides for a minimum annual base salary of $230,000. Mr. Quarles entered into a four-year employment agreement with the Company commencing on June 19, 1996 which provides for a minimum annual base salary of $230,000.

  Mr. Faber's employment agreement provides for a severance payment equal to
(i) one and one-half times base salary (one times base salary for each of Messrs. Eidell and Quarles) minus the amount of any disability benefits where termination is by reason of disability or (ii) one and one-half times base salary (one times base salary for each of Messrs. Eidell and Quarles) where termination is by the Company for any reason other than for cause or by the executive upon breach by the Company of the agreement or for good reason. A severance payment will not be payable where termination is by the Company for cause, by the executive for any reason other than upon breach by the Company of the agreement or for good reason, or by reason of the executive's retirement or death. No severance was payable to Ms. Henricks as a result of her resignation. Each agreement also contains customary provisions providing for the non-disclosure of confidential information. Each of Mr. Faber's and Ms. Henricks' agreements contains an agreement not to compete with the Company for a period of 18 months after the termination of the agreement. Each of Mr. Eidell's and Mr. Quarles' agreements contains an agreement not to compete with the Company for a period of 12 months after the termination of the agreement.

  Mr. Larrew entered into an employment agreement with Customer Insight Company, a wholly-owned subsidiary of the Company ("CIC"), in connection with the Company's acquisition of CIC in 1994. The agreement required CIC to pay Mr. Larrew a retention bonus equal to $300,000 if Mr. Larrew was employed by CIC on the third anniversary of CIC's acquisition by the Company. This retention bonus was paid to Mr. Larrew in 1997. In addition, the Company has agreed to pay Mr. Larrew another retention bonus equal to $300,000 if Mr. Larrew is employed by the Company on June 16, 2000. Pursuant to the agreement, Mr. Larrew agreed not to compete with CIC or any affiliate of CIC within North America and Europe during the term of the agreement and, upon the prior written notice from CIC and the payment of $100,000 in four quarterly installments, for one year after the termination of the agreement.

  Each of Messrs. Faber, Eidell, Larrew and Quarles have entered into Management Agreements with the Company which provide severance benefits in the event of a change in control (as defined in the agreements) of the Company followed by termination of employment. The consummation of the Offer will constitute a change in control under these agreements. These agreements provide that if the executive's employment is terminated following a change in control of the Company unless such termination is (a) by the Company for cause (as defined in the agreements), (b) as a consequence of death or disability (as defined in the agreements), or (c) by the executive without Good Reason (as defined in the agreements), the executive will receive certain payments and benefits. These payments and benefits include (i) a lump sum payment equal to up to three times (two times in the case of Mr. Larrew's agreement) the executive's current planned compensation (salary and bonus), (ii) an amount in cash equal to three years (two years in the case of Mr. Larrew's agreement) of additional accrued benefits under the Pension Plan and (iii) life, disability, accident and health insurance benefits for a period of 36 months (24 months in the case of Mr. Larrew's agreement) after termination of employment. These agreements also provide that if, after a change in control of the Company, any compensation paid to the executive, whether or not pursuant to such agreement, is subject to the federal excise tax on "excess parachute payments," the Company will pay to the executive such additional amount as may be necessary so that the executive realizes, after the payment of such excise tax and any income tax or excise tax on such additional amount, the amount of such compensation.

  See also the discussion of certain Stock Purchase Agreements between the Parent and certain executives in the Schedule 14D-9.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  During 1997, each of Barton L. Faber, Chairman, and Susan L. Henricks, the then President and Chief Executive Officer, were members of the Company's Board of Directors and participated in deliberations concerning executive officer compensation.

HUMAN RESOURCES COMMITTEE REPORT ON EXECUTIVE COMPENSATION

 Compensation Policy and Objectives

  The Human Resources Committee (the "Committee") is responsible for making recommendations to the Board of Directors regarding base salary and annual cash incentive compensation and other compensation of executive officers, including the named executive officers. The Committee is also responsible for determining the size and terms of any stock option or other stock-based awards made under the 1996 Plan. The Company's executive compensation package is designed to attract and retain highly qualified executives and motivate them to contribute to the achievement of the Company's strategic goals and operating performance objectives and to the creation of value for the Company's stockholders. The compensation package for executive officers, including the named executive officers, consists of three principal elements:
(i) base salary, (ii) annual cash incentive compensation, and (iii) long-term stock incentive compensation.

  In designing the Company's executive compensation package and in determining the actual executive compensation for 1997, the Committee utilized a number of resources and considered a variety of factors, including (i) Company and business unit performance, (ii) individual performance of executive officers,
(iii) historical compensation levels of executive officers, (iv) comparative compensation surveys supplied by professional compensation consultants retained by the Company, and (v) the advice of professional compensation consultants and management.

 Compensation of Executive Officers

  Consistent with the Company's policy of having its executive compensation package motivate executives to contribute to the achievement of the Company's strategic goals and operating performance objectives and to the creation of value for the Company's stockholders, the total compensation package for executive officers, including the named executive officers, is designed so that each executive's total compensation falls near the 50th percentile of the market if the Company's performance goals are achieved and increases toward the 75th percentile of the market as the Company's performance goals are exceeded. In determining market compensation levels, the Committee, with the assistance of professional compensation consultants, reviewed various compensation surveys for companies of comparable size to the Company (revenues between $300-$500 million) and in comparable industries to the Company (e.g., information technology). These compensation surveys included information on hundreds of companies, some of which may be included in the Dow Jones Industrial and Commercial Services Index, which is used as the industry index in constructing the Company's performance graph set forth elsewhere in this Proxy Statement.

  Base Salary. The base salary of each of the named executive officers is designed to fall near the 50th percentile of the market for base salaries of officers with similar authority and responsibility at comparable companies. Increases in base salary for 1997 were determined based on this objective, together with individual performance evaluations, taking into consideration the recommendations of management.

  Annual Cash Incentive. As described above, the annual cash incentives are designed to enable the executives to achieve a total compensation package between the 50th and 75th percentile of the market depending upon whether certain Company performance targets are achieved or exceeded. The performance targets and potential payout amounts (expressed as a percentage of base salary) were established by the Committee at the beginning of the year, taking into consideration the recommendations of management and the Company's professional compensation consultants.

  For corporate executive officers (all of the named executive officers other than Mr. Larrew), the performance targets are based on consolidated earnings growth for the Company. For executive officers responsible for various business units (such as Mr. Larrew), the performance targets are based on Company and business unit growth, with business unit growth being weighted more heavily (approximately 60%-80%) than Company growth. The Committee believes that these measures of performance provide the proper incentives and rewards for the achievement of the Company's strategic goals and operating performance objectives. The 1997 annual cash incentive compensation payouts for the executive officers reflect consolidated earnings amounts in 1997 for the Company below the Company performance target levels and, in the case of Mr. Larrew, earnings amounts in 1997 for the business unit for which Mr. Larrew has responsibility at the performance target levels.

  Long-Term Stock Incentive. As stated above, the Company and the Committee place a great deal of emphasis on tying a meaningful portion of compensation to the performance of the Company's stock in order to align the interests of management more closely with those of the stockholders of the Company. In furtherance of this objective, the Committee granted stock options to a wide range of executives and other managers in 1997. The stock options were granted with an exercise price equal to the fair market value (the average of the high and the low market price) of the Company's common stock on the date of grant, and become exercisable in three annual 33 1/3% installments on each of the first three anniversaries of the date of grant.

  In determining the size of the stock option grants, the Committee assessed the value of the stock options and set the size of each grant to the executives based upon the target compensation level for such executive's position relative to the market. In establishing these target levels and the actual number of stock options granted, the Committee considered the recommendations of management and the Company's professional compensation consultants.

  Consistent with the Companys emphasis on stock ownership, the Committee implemented stock ownership guidelines for all officers in 1997. These guidelines, which will be phased in over a number of years, require all officers to hold Common Stock having a market value at least equal to a multiple of their base salary. The minimum ownership target for officers is to own Common Stock having a market value at least equal to their salary, and the ownership targets increase as levels of responsibility increase. For the named executive officers (other than the Chairman, Chief Executive Officer and President), the ownership target is two times salary and for the Chairman, Chief Executive Officer and President, the ownership target is three times salary.

  In addition, the Company implemented the Metromail Corporation 1997 Employee Stock Purchase Plan (the "Stock Purchase Plan") to encourage eligible employees of the Company and its subsidiaries to purchase Common Stock. The Company believes that the Stock Purchase Plan accomplishes the dual goals of motivating employees to work toward the creation of value for the Company's stockholders and rewarding participating employees by facilitating their ability to participate in the economic growth of the Company. Executive officers are eligible to participate in the Stock Purchase Plan.

  Deductibility of Executive Compensation. Tax laws limit the deduction a publicly-held corporation is allowed for compensation paid to the chief executive officer and to the four most highly compensated executive officers other than the chief executive officer. Generally, amounts paid in excess of $1 million to a covered executive, other than performance-based compensation, cannot be deducted. The Company will consider ways to maximize the deductibility of executive compensation but has reserved the right to compensate executive officers in a manner commensurate with performance and the competitive environment for executive talent. As a result, some portion of executive compensation paid to an executive officer whose compensation is subject to the deduction limits described above may not be deductible by the Company. None of the 1997 executive compensation was subject to these deduction limits.

 Compensation of Chairman

  The compensation of Mr. Faber is designed on the same basis as the compensation for the other named executive officers. Mr. Faber's base salary is designed to be near the 50th percentile of the market for chairmen of comparable companies and after a review of the market, Mr. Faber's 1997 base salary was not increased over his 1996 base salary. Like the compensation package for the other named executive officers, Mr. Faber's annual cash incentive compensation is designed to enable him to achieve a total compensation package between the 50th and 75th percentile of the market depending upon whether certain Company performance targets are achieved or exceeded. Mr. Faber's 1997 cash bonus reflected consolidated earnings amounts in 1997 for the Company below the Company performance target level. The 25,000 stock options granted to Mr. Faber in July, 1997 were based on the Committee's evaluation of the value of such options and the desire to grant Mr. Faber options with a value slightly above the value of option grants in the 50th percentile of the market for chairmen of comparable companies. As stated above, the stock option grants are designed to align the interests of Mr. Faber more closely with those of the stockholders of the Company by increasing his stock ownership and tying a meaningful portion of his compensation to the performance of the Company's stock.

  This report is submitted by the Human Resources Committee of the Board of Directors of Metromail Corporation.

                                          Human Resources Committee

                                          Robert C. McCormack, Chairman
                                          Donald N. Boyce

                               PERFORMANCE GRAPH

  The following graph compares the cumulative total return on the Common Stock with the cumulative total return on the Standard & Poor's 500 Stock Index (a broad market index) and the Dow Jones Industrial and Commercial Services Index (an industry index) for the period from June 14, 1996, the date upon which the Common Stock began trading on the New York Stock Exchange, through December 31, 1997. These comparisons assume an initial investment of $100 and the reinvestment of dividends.

                               PERFORMANCE GRAPH

                                     LOGO

  The data points for the above graph are as follows:

                         6/14/96 6/28/96 9/30/96 12/31/96 3/31/97 6/30/97 9/30/97 12/31/97
                         ------- ------- ------- -------- ------- ------- ------- --------
Metromail...............   100   109.15  105.49    89.02   83.54  120.73   98.48    87.20
Dow Jones Industrial &
 Commercial.............   100    95.50   97.51    86.02   77.99   93.10   91.48    99.66
Standard & Poor's 500...   100   100.72  103.22   111.25  113.71  132.93  142.27   145.75

                             CERTAIN TRANSACTIONS

  Prior to completion of the initial public offering of the Common Stock (the "IPO"), the Company was a wholly-owned subsidiary of R. R. Donnelley. During 1997, the Company had no outstanding indebtedness to R. R. Donnelley and
R. R. Donnelley owned approximately 38.2% of the outstanding Common Stock. In addition, Messrs. Ward and Murphy, who are directors of the Company, are employees of R. R. Donnelley. Mr. Ward is President and Chief Operating Officer of R. R. Donnelley and Mr. Murphy is Vice President and Corporate Controller of R. R. Donnelley.

  Prior to completion of the IPO, the Company obtained certain services from, and provided certain services to, R. R. Donnelley, participated in a number of employee benefit plans maintained by R. R. Donnelley and was included as part of R. R. Donnelley's federal income tax and certain other tax returns. In connection with the IPO, the Company entered into certain agreements with
R. R. Donnelley relating to these matters. None of these agreements resulted from "arm's length" negotiations.

  Pursuant to a Transition Services Agreement between R. R. Donnelley and the Company, R. R. Donnelley or its affiliates agreed to perform certain legal, environmental, real estate, risk management and tax services for the Company, and the Company agreed to furnish R. R. Donnelley certain financial information. The Transition Services Agreement was in effect until December 31, 1996, except with respect to tax services, the provision of which ended on January 31, 1997, and with respect to certain legal services, the provision of which ended on June 30, 1997. Total payments by the Company to R. R. Donnelley for services performed pursuant to the Transition Services Agreement were approximately $16,000 in 1997.

  Pursuant to a Sales Agreement between R. R. Donnelley and the Company,
R. R. Donnelley agreed that, to the extent R. R. Donnelley identifies certain opportunities for sales of services of the type that the Company provides from among R. R. Donnelley's current and prospective customers, it will obtain detailed requirements regarding the sales opportunity and, prior to soliciting any competitor of the Company to provide the services, request a quotation from the Company for the Company's terms of providing the services. If the Company furnishes a quotation and if R. R. Donnelley successfully sells the services of the Company to the customer, R. R. Donnelley will, following performance of the services, invoice and seek to collect the amounts owed from the customer for the services provided by the Company. Upon collection of such amounts from the customer, R. R. Donnelley will pay over the collected amount less a specified percentage which, pursuant to an amendment to the Sales Agreement dated March 12, 1998, is generally four percent. During 1997, sales by R. R. Donnelley of the Company's products and services approximated $21.9 million. Pursuant to the amendment described above, the term of the Sales Agreement was extended until December 31, 2000. This amendment is effective upon consummation of the Offer, but should the consummation of the Offer not occur prior to May 31, 1998, this amendment shall be null and void.

  Pursuant to a Data Center Services Agreement between R. R. Donnelley and the Company, the Company provides to R. R. Donnelley general computer and data processing services, including mainframe processing and technical software systems support and data processing for R. R. Donnelley's internal business purposes. Pursuant to the Data Center Services Agreement, R. R. Donnelley agreed to pay the Company an annualized fee of $4.3 million for the Company's services under the agreement during the period ended on December 31, 1996 and, thereafter, the yearly fee would be adjusted according to changes in R. R. Donnelley's service needs and increased by an amount equal to the average published consumer price index increase for the preceding 12 months, measured at September 30 of each year, provided that such increases would not exceed six percent per year. In 1997, R. R. Donnelley paid approximately $4.4 million to the Company in connection with such services. Pursuant to an amendment to the Data Center Agreement dated March 12, 1998, the term of this Agreement was extended until December 31, 1999 and certain performance standards were added. After December 31, 1999, the Data Center Services Agreement will automatically renew unless terminated by either party upon six months' notice. This amendment is effective upon consummation of the Offer, but should the consummation of the Offer not occur prior to May 31, 1998, this amendment shall be null and void.

  Prior to completion of the IPO, the Company was included in the consolidated federal income tax return of R. R. Donnelley and filed on a combined basis with R. R. Donnelley in certain states. Thus, rather than paying income taxes directly in these jurisdictions, the Company made tax sharing payments to R.
R. Donnelley pursuant to R. R. Donnelley's tax allocation policy. In general,
R. R. Donnelley's tax allocation policy provided that the consolidated or combined tax liability was allocated among the entities in the consolidated or combined group based principally upon taxable income, credits, preferences and other amounts directly related to each entity. Upon completion of the IPO, the Company no longer was permitted to be included in such consolidated and combined tax returns. Instead, it began to file its own federal, state and local income tax returns and pay its own taxes on a separate company basis. Pursuant to a Tax Allocation and Indemnification Agreement between R. R. Donnelley and the Company, however, the Company remained obligated to pay to
R. R. Donnelley any income taxes shown on such consolidated and combined tax returns, generally to the extent attributable to the Company, for the tax period (the "Interim Period") beginning on January 1, 1996 and ending on June 19, 1996 (to the extent that it has not previously paid such amounts to R. R. Donnelley). In addition, the Tax Allocation and Indemnification Agreement provides that if the income tax liability shown on any such consolidated or combined tax return for the Interim Period and attributable to the Company is adjusted as a result of an action of a taxing authority or a court, then the Company would pay to R. R. Donnelley the full amount of any increase in such tax liability (together with any applicable interest and penalties). Under federal regulations, the Company will be subject to several liability for the consolidated federal income taxes for any tax year (including the Interim Period) in which it was a member of the R. R. Donnelley federal consolidated group (whether or not such taxes are attributable to the Company). R. R. Donnelley has agreed to indemnify the Company against such liability and any similar liability under state and local law. R. R. Donnelley has also agreed to indemnify the Company against any increase in the Company's income taxes (whether or not related to taxes paid on a consolidated or combined basis) for periods prior to January 1, 1996 that results from an action of a taxing authority or a court (except to the extent such increase provides tax benefits to the Company for periods beginning on or after January 1, 1996, in which case the sum of such tax benefits will be retained by R. R. Donnelley or paid by the Company to R. R. Donnelley). During 1997, the Company did not pay any amounts to R. R. Donnelley pursuant to the Tax Allocation and Indemnification Agreement.

  On February 24, 1997, the Board of Directors of the Company adopted a stockholder rights plan (the "Rights Plan"). Contemporaneously with the adoption of the Rights Plan, the Company entered into a Registration Rights Agreement and a Letter Agreement with R. R. Donnelley. Pursuant to the Registration Rights Agreement, the Company granted R. R. Donnelley, among other things, the right to four demands for the registration of the Common Stock owned by it under the federal securities laws and the right to be included in other registrations of the Common Stock on behalf of the Company or others. In consideration of the grant of such registration rights, R. R. Donnelley entered into the Letter Agreement whereby it agreed, among other things, not to oppose the adoption of the Rights Plan and not to seek the redemption of the rights or the termination of the Rights Plan. In addition, the Letter Agreement sets forth the number of directors of the Company that R.
R. Donnelley is entitled to elect based on the level of R. R. Donnelley's ownership in the Company. As a condition and inducement to Parent and Purchaser to enter into the Merger Agreement, the Company and R. R. Donnelley entered into an amendment to the Letter Agreement that provided for the termination of the Letter Agreement effective upon the consummation of the Offer.

                   CERTAIN INFORMATION WITH RESPECT TO PARENT

                                PARENT DESIGNEES

  Set forth below are the names, ages, present principal occupations, five year employment history and other directorships held in public companies of the persons designated by Parent for appointment or election to the Board of Directors (the "Parent Designees"). Such information has been provided by Parent to the Company.

                                 PRINCIPAL OCCUPATION OR EMPLOYMENT; MATERIAL
 NAME AND BUSINESS ADDRESS         POSITIONS HELD DURING THE PAST FIVE YEARS
 -------------------------       --------------------------------------------
 D. Van Skilling...........  Chief Executive Officer, President and Director of
                              Purchaser; also serves as Chief Executive Officer,
                              President and Director of Experian Corporation
                              ("Experian"); Mr. Skilling joined TRW, Inc. ("TRW")
                              in 1970 and, in 1989, assumed the position of
                              Executive Vice President and General Manager,
                              Information Systems and Services, Inc. ("IS&S").
                              Experian acquired the information services business
                              of TRW in connection with a recapitalization
                              effected in September 1996.
 James Antal...............  Vice President, Chief Financial Officer, Treasurer,
                              Assistant Secretary and Director of Purchaser; also
                              serves as Executive Vice President and Chief
                              Financial Officer of Experian. Mr. Antal joined TRW
                              in 1978 and, in 1994, assumed the position of Vice
                              President, Finance, IS&S. Previously, he served as
                              Director of Finance, Information Services Division,
                              IS&S, responsible for all division-level finance
                              and administration functions (1991-1994) and
                              Assistant Corporate Controller of TRW (1989-1990).
 Thomas A. Gasparini.......  Vice President, General Counsel, Secretary,
                              Assistant Treasurer and Director of Purchaser; also
                              serves as Senior Vice President, General Counsel &
                              Secretary of Experian. Mr. Gasparini joined TRW in
                              1979 and, in 1991, assumed the position of Vice
                              President and Assistant General Counsel, IS&S.
 John W. Peace.............  Director of Purchaser; also serves as Director of
                              Parent since June 1997 and as Chief Executive
                              Officer of Experian, Parent's global information
                              services division. Citizen of England.
 Eric M. Barnes............  Director of Purchaser; also serves as Deputy
                              Chairman of Parent and as Chairman of the
                              Information Services Division of Parent; previously
                              served as Chairman of Parent's Property, Finance
                              and Burberry's divisions. Citizen of England.
 David G. Bury.............  Director of Purchaser; also serves as Commercial
                              Director/Treasurer of Parent; previously served as
                              Chief Financial Officer of TBG Management, a
                              privately owned industrial holding company based in
                              Monaco. Citizen of England.

                    SECURITY OWNERSHIP OF PARENT DESIGNEES

  The Company has been advised by Parent that no Parent Designee directly or beneficially owns shares of Common Stock of the Company.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  Based solely on the information provided by Parent, there have been no transactions or series of transactions, since January 1, 1997, to which the Company or any of its Subsidiaries was or is to be a party in which the amount involved exceeds $60,000 and in which any of the Parent Designees had or will have a direct or indirect material interest, nor has any Parent Designee been indebted to the Company or its subsidiaries in an amount in excess of $60,000 or been involved in a material business relationship with the Company or its subsidiaries.